UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                         THE HOUSTON EXPLORATION COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $ .01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    44212010
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               John J. Bishar, Jr.
--------------------------------------------------------------------------------
                     Senior Vice President & General Counsel
                               KeySpan Corporation
                              One MetroTech Center
                            Brooklyn, New York 11201
                                 (718) 403-1000
                                 With a copy to:

                              William R. Dougherty
                         Simpson Thacher & Bartlett LLP
                              425 Lexington Avenue
                            New York, New York 10017
                                 (212) 455-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 2, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KeySpan Corporation I.R.S. Identification No. 11-3431358
--------- ----------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)

                                                                           (b)
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY
--------- ----------------------------------------------------------------------
   4.     SOURCES OF FUNDS*

          Not Applicable
--------- ----------------------------------------------------------------------
   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------- ----------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
--------- ----------------------------------------------------------------------
 NUMBER OF SHARES      7.     SOLE VOTING POWER

BENEFICIALLY OWNED

 BY EACH REPORTING

      PERSON 6,580,392 (indirectly through KeySpan Energy Corporation and THEC Holdings Corp.)

       WITH
                     -------- --------------------------------------------------
                       8.     SHARED VOTING POWER



                     -------- --------------------------------------------------
                       9.     SOLE DISPOSITIVE POWER


                              6,580,392 (indirectly through KeySpan Energy
                              Corporation and THEC Holdings Corp.)
                     -------- --------------------------------------------------
                       10.    SHARED DISPOSITIVE POWER




-------------------- -------- --------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


            6,580,392 (indirectly through KeySpan Energy Corporation
            and THEC Holdings Corp.)
--------- ----------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------- ----------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                                          24%
--------- ----------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON*


                                                          HC
--------- ----------------------------------------------------------------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          KeySpan Energy Corporation
          I.R.S. Identification No. 11-3344628
--------- ----------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)

                                                                          (b)
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY
--------- ----------------------------------------------------------------------
   4.     SOURCES OF FUNDS*

          Not Applicable
--------- ----------------------------------------------------------------------
   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------- ----------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
-------------------- -------- --------------------------------------------------
 NUMBER OF SHARES      7.     SOLE VOTING POWER

BENEFICIALLY OWNED

 BY EACH REPORTING

      PERSON                  6,580,392 (indirectly through THEC Holdings Corp.)

       WITH
                     -------- --------------------------------------------------
                       8.     SHARED VOTING POWER



                     -------- --------------------------------------------------
                       9.     SOLE DISPOSITIVE POWER


                              6,580,392 (indirectly through THEC Holdings Corp.)
                     -------- --------------------------------------------------
                       10.    SHARED DISPOSITIVE POWER




--------- ----------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                         6,580,392 (indirectly through THEC Holdings Corp.)
--------- ----------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------- ----------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                                          24%
--------- ----------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON*


                                                          CO
--------- ----------------------------------------------------------------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          THEC Holdings Corp.
          I.R.S. Identification No. 76-0489610
--------- ----------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)

                                                                        (b)
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY
--------- ----------------------------------------------------------------------
   4.     SOURCES OF FUNDS*

          Not Applicable
--------- ----------------------------------------------------------------------
   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------- ----------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------- ----------------------------------------------------------------------
 NUMBER OF SHARES      7.     SOLE VOTING POWER

BENEFICIALLY OWNED

 BY EACH REPORTING

      PERSON                                       6,580,392

       WITH
                     -------- --------------------------------------------------
                       8. SHARED VOTING POWER



                     -------- --------------------------------------------------
                       9. SOLE DISPOSITIVE POWER


                                                    6,580,392
                     -------- --------------------------------------------------
                       10. SHARED DISPOSITIVE POWER




--------- ----------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                             6,580,392
--------- ----------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------- ----------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                              24%
--------- ----------------------------------------------------------------------
  14. TYPE OF REPORTING PERSON*


                                              CO
--------- ----------------------------------------------------------------------

Item 1.  Security and Issuer

         Item 1 is hereby amended and restated as follows:

     This Amendment No. 4 (the "Amendment") to Schedule 13D relating to the Common Stock, par value $0.01 per share (the "Common Stock"), of The Houston Exploration Company, a Delaware corporation (the "Issuer") is filed by KeySpan
Corporation (f/k/a BL Holding Corp.), a New York corporation ("KeySpan"), KeySpan Energy Corporation, a New York corporation ("KEC"), and THEC Holdings Corp., a Delaware corporation ("THEC" and, together with KeySpan and KEC, "Reporting Persons"), to further amend the Schedule 13D that was previously filed on October 8, 1997 and amended by Amendment No. 1 thereto, filed on April 7, 2000, Amendment No. 2 thereto, filed on March 3, 2003 and Amendment No. 3 thereto, filed on May 24, 2004. Unless otherwise indicated, all capitalized terms used but not defined in this Amendment have the same meaning as set forth in the Schedule 13D as previously amended. The principal executive offices of the Issuer are located at 1100 Louisiana, Suite 2000, Houston, Texas 77002-5219.

Item 4.  Purpose of Transaction

         Item 4 is hereby amended and restated as follows:

     On June 2, 2004, KeySpan successfully completed an exchange transaction with the Issuer valued at $449 million, which reduced THEC's ownership interest in the Issuer from approximately 55% to 24%.

     Under the terms of the transaction, THEC exchanged 10,800,000 shares of Common Stock for all of the stock of Seneca-Upshur Petroleum, Inc ("Seneca"), a wholly owned subsidiary of the Issuer. In connection with the transaction, the Issuer retired 4.6 million shares and issued 6.2 million shares in a public offering.

     Based on the Issuer's announced offering price of $48.00 per share, the shares of Common Stock exchanged in the transaction were valued at $41.57 per share. Seneca's assets consist of Appalachian Basin producing properties valued at $60.0 million and $389.0 million in cash. At December 31, 2003, the producing properties had proved reserves of 50.5 billion cubic feet of natural gas equivalent (Bcfe), or approximately 7% of Issuer's total proved reserves.

     KeySpan now owns 6,580,392 shares, or approximately 24%, of Issuer's outstanding Common Stock. In addition, KeySpan reduced its representation on Issuer's Board of Directors to two directors from five and the Chief Executive Officer of KeySpan no longer serves as Chairman of the Board of Directors of the Issuer.

     In addition, KeySpan entered into an underwriting agreement pursuant to which it agreed, among other things, not to transfer, without the prior written consent of the underwriters and subject to certain exceptions, any shares of Common Stock during the period ending 90 days after May 26, 2004, the date of the prospectus supplement relating to the offering of shares of Common Stock. Under the terms of the Distribution Agreement (as defined below), THEC also agreed that, for a period of three years, it would not increase its ownership interest in the Issuer above 24% of the Issuer's issued and outstanding Common Stock.

     The preceding summary of the transactions is not intended to be complete and is qualified in its entirety by reference to the full text of the Distribution Agreement, by and among the Issuer, Seneca, THEC and KeySpan, dated as of June 2, 2004, a copy of which is filed as Exhibit 10 hereto, and which is incorporated herein by reference.

     KeySpan, KEC and THEC intend to review the performance of their investment in the Issuer from time to time. Depending on various factors, including the business, prospects and financial position of the Issuer, the current and anticipated future price levels of the Common Stock, the conditions in the securities markets and general economic and industry conditions, as well as the benefits of diversification and the other investment opportunities available to them, KeySpan, KEC and THEC will take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time. Subject to the terms of the agreements entered into in connection with the transactions as described above, KeySpan, KEC and THEC may purchase additional equity in the Issuer or may dispose of some or all of their holdings in the open market, in public offerings, in private negotiated transactions or in other transactions, including derivative transactions.

     Other than as described above, none of KeySpan, KEC and THEC has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although KeySpan, KEC and THEC reserve the right to develop such plans).

Item 5.  Interest in Securities of the Issuer

         Item 5 is hereby amended and restated as follows:

     (a) As of the date hereof, THEC beneficially owns, and KeySpan and KEC beneficially own indirectly through THEC, 6,580,392 shares of Common Stock, representing approximately 24% of the total outstanding shares of Common Stock (based on 31,854,155 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2004).

     (b) THEC has, and KeySpan and KEC each have indirectly through THEC, sole power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock owned by it.

     (c) See response to Item 4 above.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Item 6 is hereby amended and restated as follows:

     As of June 2, 2004, Robert B. Catell, the Chief Executive Officer of KeySpan and KEC, who also serves as director to KeySpan and KEC, and Stephen W. McKessey, who also serves as a director of KeySpan, will continue to serve as directors of the Issuer. For as long as THEC has the right to appoint members to the board of the Issuer, the Issuer has agreed to cause the board to consist at all times of not more than nine directors. At any time THEC and its affiliates hold at least 10% of the issued and outstanding Common Stock, THEC shall have the right to designate two members of the slate of directors being proposed by the Issuer to be elected to the board. At any time THEC and its affiliates hold Common Stock constituting less than 10% but greater than 5% of the issued and outstanding Common Stock, THEC shall have the right to appoint one member of the slate of directors being proposed by the Issuer to be elected to the board. Once THEC and its affiliates hold Common Stock constituting 5% or less of the issued and outstanding Common Stock, THEC will not have the right to appoint members to any slate of directors being proposed by the Issuer to be elected to the board.

     In addition, KeySpan entered into an underwriting agreement pursuant to which it agreed, among other things, not to transfer, without the prior written consent of the underwriters and subject to certain exceptions, any shares of Common Stock during the period ending 90 days after the date of the prospectus supplement relating to the offering of shares of Common Stock. Pursuant to the Distribution Agreement, THEC also agreed that, for a period of three years, it would not increase its ownership interest in the Issuer above 24% of the Issuer's issued and outstanding Common Stock.

     Pursuant to the Distribution Agreement, the Issuer has agreed that for the period from June 2, 2004 and ending on August 15, 2004, the Issuer will not, directly or indirectly, offer for sale, sell, or issue any shares of Common Stock (other than Common Stock issued pursuant to employee arrangements or stock options existing on June 2, 2004).

     THEC and the Issuer entered into an Amended and Restated Registration Rights Agreement, dated as of June 2, 2004, (the "Registration Rights Agreement") amending and restating the existing registration agreement, dated as of July 2, 1996. The Registration Rights Agreement provides that (i) the Issuer will use commercially reasonable efforts to keep its shelf registration statement on Form S-3, effective March 31, 2004 (No. 333-113659) continuously effective until the earlier of (x) the date which is eighteen months from June 2, 2004 and (y) such date as all shares of Common Stock held by THEC may be immediately sold under Rule 144 under the Securities Act of 1933, as amended (the "Securities Act") during any 90 day period and (ii) THEC will have the right to make two demands ("Demands") to the Issuer to register Common Stock held by it in a public offering pursuant to the Securities Act, so long as the shares being registered represent no less than 10% of the then issued and outstanding Common Stock. Demand registrations are subject to the right of the Issuer to delay the exercise by THEC of the right for a period of up to 180 days if, in the Issuer's good faith judgment, that it is in the best interest of the Issuer to defer the filing. Pursuant to the Registration Rights Agreement, THEC also has the right to "piggyback" or include its Common Stock in any registration of Common Stock made by the Issuer.

     Expenses incurred in connection with a Demand registration are to be paid by THEC. The Issuer agreed to indemnify THEC, its officers, directors, agents, any underwriter, and each person controlling any of the foregoing, against certain liabilities under the Securities Act or the securities laws of any state or country in which securities of the Issuer are sold pursuant to the Registration Rights Agreement.

     The Distribution Agreement and the Registration Rights Agreement are filed as exhibits hereto and are hereby incorporated by reference into this Item 6.

     Except as described in this Schedule 13D, or in the exhibits hereto, none of KeySpan, KEC or THEC, nor, to the best knowledge and belief of KeySpan, KEC and THEC, any of their respective directors or executive officers, is a party to any other contract, arrangement, understanding or relationship with respect to any securities of the Issuer, except that Mr. Cattel and Mr. McKessey have interests in stock options granted by the Issuer for compensation related to their service as directors of the Issuer. Mr. McKessey also receives an annual retainer and meeting fees associated with his services as a director of the Issuer.

Item 7. Material to Be Filed as Exhibits

         Item 7 is hereby amended by adding the following text:

          9. Joint Filing Agreement, dated June 3, 2004 among the Reporting Persons relating to the filing of a joint statement on Schedule 13D.

          10. Distribution Agreement, dated as of June 2, 2004, by and among The Houston Exploration Company, Seneca-Upshur Petroleum, Inc., THEC Holding Corp, and KeySpan Corporation

          11. Amended and Restated Registration Rights Agreement, dated as of June 2, 2004 by and among The Houston Exploration Company and THEC Holdings Corp.

                                    Signature

     After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date: June 4, 2004



                     KEYSPAN CORPORATION

                     By:    /s/Michael J. Taunton
                     Name:  Michael J. Taunton
                     Title: Senior Vice President and Treasurer



                     KEYSPAN ENERGY CORPORATION

                     By:    /s/Michael J. Taunton
                     Name:  Michael J. Taunton
                     Title: Senior Vice President and Treasurer



                      THEC HOLDINGS CORP.

                      By:    /s/Saiyed Zain Mirza
                      Name:  Saiyed Zain Mirza
                      Title: Senior Vice President and Chief Financial Officer

                                INDEX OF EXHIBITS

Number        Description

     9 Joint Filing Agreement, dated June 3, 2004, among the Reporting Persons relating to the filing of a joint statement on Schedule 13D.

     10 Distribution Agreement, dated as of June 2, 2004, by and among The Houston Exploration Company, Seneca-Upshur Petroleum, Inc., THEC Holding Corp, and KeySpan Corporation.

     11 Amended and Restated Registration Rights Agreement, dated as of June 2, 2004 by and among The Houston Exploration Company and THEC Holdings Corp.

                                                                       Exhibit 9

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of The Houston Exploration Company, a Delaware corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.


     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 4th day of June 2004.

                     KEYSPAN CORPORATION

                     By:    /s/Michael J. Taunton
                     Name:  Michael J. Taunton
                     Title: Senior Vice President and Treasurer



                     KEYSPAN ENERGY CORPORATION

                     By:    /s/Michael J. Taunton
                     Name:  Michael J. Taunton
                     Title: Senior Vice President and Treasurer



                      THEC HOLDINGS CORP.

                      By:    /s/Saiyed Zain Mirza
                      Name:  Saiyed Zain Mirza
                      Title: Senior Vice President and Chief Financial Officer

                                                                     Exhibit 10




                             DISTRIBUTION AGREEMENT


                                  by and among


                         THE HOUSTON EXPLORATION COMPANY

                            (a Delaware corporation),



                          SENECA-UPSHUR PETROLEUM, INC.

                         (a West Virginia corporation),



                               THEC HOLDINGS CORP.

                            (a Delaware corporation)



                                       and



                               KEYSPAN CORPORATION

                            (a New York corporation)




                          Effective as of June 2, 2004


--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

                                                                            Page


Article I.            CERTAIN DEFINITIONS AND OTHER MATTERS...................1
   Section 1.1        Certain Definitions.....................................1
   Section 1.2        Terms Defined in Other Sections........................10
   Section 1.3        Interpretation and Rules of Construction...............12

Article II.           DISTRIBUTION OF STOCK; CLOSING.........................12
   Section 2.1        Distribution of Stock..................................12
   Section 2.2        Closing................................................12
   Section 2.3        THX's Deliveries at the Closing........................12
   Section 2.4        THEC's Deliveries at the Closing.......................13

Article III.          REORGANIZATION.........................................13
   Section 3.1        Contribution...........................................13
   Section 3.2        Assets and Liabilities.................................13
   Section 3.3        Assignment of Contracts and Rights.....................15

Article IV.           REPRESENTATIONS AND WARRANTIES OF THX..................16
   Section 4.1        Organization and Qualification.........................16
   Section 4.2        Capitalization.........................................16
   Section 4.3        Authorization..........................................17
   Section 4.4        Consents and Approvals; No Violation...................17
   Section 4.5        Lease Operating Statements.............................17
   Section 4.6        Financial Information; No Undisclosed Liabilities......17
   Section 4.7        Bank Account Information...............................18
   Section 4.8        Litigation.............................................18
   Section 4.9        Licenses; Approvals....................................18
   Section 4.10       Labor Matters..........................................18
   Section 4.11       Compliance with Laws...................................19
   Section 4.12       Insurance..............................................19
   Section 4.13       Contracts..............................................19
   Section 4.14       Environmental Matters..................................19
   Section 4.15       Real Property..........................................20
   Section 4.16       Employee Benefit Plans.................................20
   Section 4.17       Non-Foreign Representation.............................22
   Section 4.18       Reserve Report.........................................22
   Section 4.19       Title..................................................23
   Section 4.20       Sufficiency of Assets..................................23
   Section 4.21       No Sale of EnerVest Assets.............................23
   Section 4.22       Financing..............................................23
   Section 4.23       Condition of Personal Property.........................23
   Section 4.24       Brokerage Fees and Commissions.........................23
   Section 4.25       No Hedges..............................................23
   Section 4.26       Disclaimers............................................23

                                                                            Page

Article V.            REPRESENTATIONS AND WARRANTIES OF THEC AND KEYSPAN.....24
   Section 5.1        Organization...........................................24
   Section 5.2        Authorization..........................................25
   Section 5.3        Consents and Approvals; No Violation...................25
   Section 5.4        THEC THX Shares........................................25
   Section 5.5        Litigation.............................................25
   Section 5.6        Acquisition of Seneca-Upshur Shares for Investment.....26
   Section 5.7        Acknowledgements.......................................26

Article VI.           COVENANTS AND AGREEMENTS...............................26
   Section 6.1        Employee Matters.......................................26
   Section 6.2        Further Assurances.....................................28
   Section 6.4        Confidentiality; Access to Records.....................29
   Section 6.5        THX Shares Retained by THEC............................30
   Section 6.6        Intercompany Accounts and Bank Debt....................30
   Section 6.7        THX Compliance with Underwriting Agreement.............31
   Section 6.8        Governance.............................................31
   Section 6.9        Issuances of THX Common Stock..........................31
   Section 6.10       Insurance..............................................32

Article VII.          TAX MATTERS............................................32

Article VIII.         CONDITIONS TO CLOSING..................................32
   Section 8.1        Mutual Conditions......................................32
   Section 8.2        Conditions to THEC's and KeySpan's Obligations.........32
   Section 8.3        Conditions to THX's and Seneca-Upshur's Obligations....33

Article IX.           TERMINATION............................................34
   Section 9.1        Termination............................................34
   Section 9.2        Effect of Termination..................................35

Article X.            SURVIVAL OF REPRESENTATIONS AND WARRANTIES;
                        INDEMNIFICATION......................................35
   Section 10.1       Survival of Representations and Warranties.............35
   Section 10.2       Indemnification by THX.................................35
   Section 10.3       Indemnification by THEC and KeySpan....................36
   Section 10.4       Definition of Damage; Determination of
                        Indemnification......................................37
   Section 10.5       Notice.................................................37
   Section 10.6       Third Party Claim......................................38
   Section 10.7       Exclusivity............................................40

Article XI.           MISCELLANEOUS..........................................40
   Section 11.1       Notices................................................40
   Section 11.2       Governing Law; Consent to Jurisdiction.................41
   Section 11.3       Waiver of Jury Trial...................................42

                                                                            Page

   Section 11.4       Assignment; Successors and Assigns;
                        No Third Party Rights................................42
   Section 11.5       Counterparts...........................................42
   Section 11.6       Titles and Headings....................................42
   Section 11.7       Entire Agreement.......................................42
   Section 11.8       Amendment and Modification.............................42
   Section 11.9       Publicity; Public Announcements........................43
   Section 11.10      Waiver.................................................43
   Section 11.11      Severability...........................................43
   Section 11.12      No Strict Construction.................................43
   Section 11.13      Knowledge..............................................43
   Section 11.14      Affiliate Status.......................................43
   Section 11.15      No Third Party Beneficiaries...........................43
   Section 11.16      Specific Performance...................................43
   Section 11.17      Expenses...............................................44


EXHIBITS

Exhibit A         Asset Contribution Agreement
Exhibit B         Amended and Restated Registration Rights Agreement
Exhibit C         Tax Matters Agreement
Exhibit D         Transition Services Agreement
Exhibit E         Business Employees
Exhibit F         THX Change-of-Control Plan

                             DISTRIBUTION AGREEMENT

     This DISTRIBUTION AGREEMENT, dated as of June 2, 2004 (this "Agreement"), is entered into by and among THE HOUSTON EXPLORATION COMPANY ("THX"), a Delaware corporation having its principal place of business at 1100 Louisiana, Suite 2000, Houston, Texas, 77002, SENECA-UPSHUR PETROLEUM, INC. ("Seneca-Upshur"), a West Virginia corporation and a wholly owned subsidiary of THX, having its principal place of business at 1100 Louisiana, Suite 2000, Houston, Texas, 77002, THEC HOLDINGS CORP. ("THEC"), a Delaware corporation having its principal place of business at One Metrotech Center, Brooklyn, New York 11201-3850, and KEYSPAN CORPORATION ("KeySpan"), a New York corporation and the parent company of THEC, having its principal place of business at One Metrotech Center, Brooklyn, New York 11201-3850.

                              W I T N E S S E T H:

     WHEREAS, THX operates (directly and indirectly through Seneca-Upshur) a business consisting of the exploration for, and development and production of, natural gas in the states of West Virginia, Pennsylvania and New York (the "Business");

     WHEREAS, KeySpan, through THEC, owns 17,380,392 of THX's 31,888,945 outstanding shares of common stock;

     WHEREAS, THX, THEC and KeySpan intend that (a) the Contribution and Distribution qualify under Sections 355 and 368 of the Code and (b) this Agreement constitutes a plan of reorganization as the term is defined in Section 368 of the Code; and

     WHEREAS, the boards of directors of THX, THEC and KeySpan have, in each case, determined that it is in the best interests of their respective corporations to enter into this Agreement;

     NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement, and intending to be legally bound, the parties hereto agree as follows:

                                   Article I.
                      CERTAIN DEFINITIONS AND OTHER MATTERS

     Section 1.1       Certain Definitions.

     As used in this Agreement and the schedules hereto, the following terms have the respective meanings set forth below.

     "Action"  means any  administrative,  regulatory,  judicial or other formal
proceeding  or  investigation  by  or  before  any  Governmental   Authority  or
arbitrator.

     "Affiliate" means, with respect to any Person, any other Person that, at the relevant time, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities or general partnership or managing member interests, by contract or otherwise, including the ability to elect the members of the board of directors or other governing body of a Person, and the terms "controlled" and "controlling" have correlative meanings. For purposes of this Agreement, THEC and KeySpan shall be deemed not to be "Affiliates" of THX or any of its subsidiaries and THX or any of its subsidiaries shall be deemed not to be an "Affiliate" of THEC or KeySpan; provided, however, that following the Closing, Seneca-Upshur shall be an "Affiliate" of THEC and KeySpan and shall not be an "Affiliate" of THX.

     "Ancillary Agreements" means the agreements to be entered into by and among THX and/or its Affiliates (other than Seneca-Upshur), on the one hand, and Seneca-Upshur, THEC and/or KeySpan, on the other hand, concurrently with this Agreement, including, but not limited to the Tax Matters Agreement, the Asset Contribution Agreement, the Transition Services Agreement and the Registration Rights Agreement.

     "Asset Contribution Agreement" means the Asset Contribution Agreement dated as of June 2, 2004 by and between THX and Seneca-Upshur with respect to the contribution to Seneca-Upshur of the Contributed Business Assets and the assumption by Seneca-Upshur of the Contributed Business Liabilities, in the form attached hereto as Exhibit A.

     "Business Contracts" means all Contracts,  as defined in and contributed to
Seneca-Upshur   pursuant   to  the  Asset   Contribution   Agreement,   and  all
Seneca-Upshur Contracts.

     "Business Day" means a day other than Saturday or Sunday on which banks are open for business in New York, New York.

     "Business   Employees"   means   individuals  who  provide   employment  or
employment-type services primarily to the Business as of the date hereof, each of whom is listed in Section 1.1 of THX's Disclosure Schedule.

     "Business Fee Mineral Interests" means the Fee Mineral Interests, as defined in and contributed to Seneca-Upshur pursuant to the Asset Contribution Agreement, and the Seneca-Upshur Fee Mineral Interests.

     "Business  Leases"  means all  Leases,  as  defined in and  contributed  to
Seneca-Upshur   pursuant   to  the  Asset   Contribution   Agreement,   and  all
Seneca-Upshur Leases.

     "Business Surface Agreements" means all Surface Agreements, as defined in and contributed to Seneca-Upshur pursuant to the Asset Contribution Agreement, and all Seneca-Upshur Surface Agreements.

     "Cash Amount" means an amount in cash equal to $388,979,250.

     "CERCLA" means the Comprehensive Environmental Response, Compensation and Liability Act, as amended.

     "Claims" means any and all (a) claims, (b) demands, (c) suits, or (d) causes of action (in the case of clause (d), relating to or resulting from an Action).

     "Code" means the Internal Revenue Code of 1986, as amended.

     "Confidential Business Information" shall mean financial information, customer lists, supplier lists, pricing and cost information, operating data, reserve reports, projections, business and marketing plans and proposals and other proprietary business information of or relating to the Business.

     "Contract" means any contract, agreement, lease, license, sales order, purchase order, indenture, note, bond, loan, instrument, lease, commitment or other arrangement or agreement that is binding on any Person or any part of its assets or properties under applicable Law.

     "Contributed Business Assets" means all of the Interests, as defined in the Asset Contribution Agreement.

     "Contributed Business Contracts" means collectively all of the Contributed Contracts and Surface Agreements (each as defined in the Asset Contribution
Agreement) contributed to Seneca-Upshur pursuant to the Asset Contribution Agreement.

     "Contributed Business Equipment" means all of the Equipment, as defined in and contributed to Seneca-Upshur pursuant to the Asset Contribution Agreement.

     "Contributed Business Liabilities" means the obligations, liabilities, debts and commitments assumed by Seneca-Upshur pursuant to Section 6.2 of the Asset Contribution Agreement.

     "Defensible Title" means such record and beneficial right, title and interest in and to such property that:

               1.1.1 entitles Seneca-Upshur to a net revenue interest in such property not less than the net revenue interest set forth in the Reserve Report for such property, without reduction, suspension, or diminution throughout the intended duration of the estate constituting such property, except as shown in the Reserve Report or in Section
          4.18.1 of THX's Disclosure Schedule. Changes or adjustments that result solely from the establishment of units or changes in existing units (or the participating areas therein) shall not constitute a change in the net revenue interest;

               1.1.2 subjects Seneca-Upshur to a working interest in such property that is no greater than the record title or operating rights interest set forth in the Reserve Report for such property, without increase throughout the intended duration of the estate constituting such property, except as shown in the Reserve Report or in Section
          4.18.1 of THX's Disclosure Schedule. Changes or adjustments that result solely from the establishment of units or changes in existing units (or the participating areas therein) shall not constitute a change in the working interest; and

               1.1.3 has no Encumbrances other than Permitted Encumbrances.

         "Effective Time" means 12:01 am Eastern Daylight Time on June 1, 2004.

     "Encumbrances" means security interests, liens, Claims, charges, title defects, deficiencies or exceptions (including, with respect to Real Property, defects, deficiencies or exceptions in, or relating to, marketability of title, or leases, subleases or the like affecting title), mortgages, deeds of trust, pledges, easements, encroachments, restrictions on use, rights-of-way, rights of first refusal, conditional sales or other title retention agreements, covenants, conditions or other similar restrictions (including restrictions on transfer).

     "EnerVest Agreement" means the Purchase and Sale Agreement dated December 1, 2003 by and between EnerVest East Limited Partnership and THX.

     "Environmental Laws" means any Law governing or relating to (a) the environment, (b) Releases or threatened Releases of Regulated Substances, including investigations, monitoring and abatement of such Releases, (c) the manufacture, handling, transport, use, treatment, storage or disposal of Regulated Substances or materials containing Regulated Substances or (d) protection of human health or safety (to the extent related to exposure to Regulated Substances), including the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (42 U.S.C. ss. 9601 et seq.); the Hazardous Material Transportation Act, as amended (42 U.S.C. ss. 1801 et seq.); the Resource Conservation and Recovery Act, as amended (42 U.S.C. ss. 6901 et seq.); the Toxic Substances Control Act, as amended (15 U.S.C. ss.
2601); the Clean Air Act, as amended (42 U.S.C. ss. 7401 et seq.); the Emergency Planning and Community Right-to-Know Act, as amended (42 U.S.C. ss. 11001 et seq.); the Occupational Safety and Health Act, as amended (29 U.S.C. ss. 651 et seq.); the Safe Drinking Water Act, as amended (42 U.S.C. ss. 300f et seq.); the Federal Water Pollution Control Act, as amended (33 U.S.C. ss. 1251 et seq.); and state equivalents of these Environmental Laws or regulations promulgated pursuant to any of said Environmental Laws.

     "Environmental Permit" means any registration, approval, identification number, License, notice, permit, exemption, or other authorization or filing required under or issued pursuant to any applicable Environmental Law.

     "Equity Offering" means the offering and sale by THX of shares of THX Common Stock pursuant to the Underwriting Agreement, the net proceeds of which offering shall comprise a portion of the Cash Amount.

     "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended.

     "GAAP" means United States generally accepted accounting principles in effect from time to time applied consistently throughout the relevant periods.

     "Governmental Authority" means any national, supranational, federal, state, municipal or local government, foreign or domestic, or the government of any political subdivision of any of the foregoing, or any entity, authority, agency, ministry or other similar body exercising executive, legislative, judicial, regulatory or administrative authority or functions of or pertaining to government, including any authority or other quasi-governmental entity established by a Governmental Authority to perform any of such functions.

     "Hydrocarbons" means all merchantable oil, gas, liquid hydrocarbons, liquefiables, condensate and distillate that have been produced from any assets of Seneca-Upshur.

     "Indebtedness" means (a) indebtedness for borrowed money or for the deferred purchase price of property or services (other than current trade liabilities incurred in the ordinary course of business and payable in accordance with customary practices), including indebtedness evidenced by a note, bond, debenture or similar instrument; (b) guarantees or other contingent obligations in respect of items in clause (a); (c) obligations required to be classified and accounted for as capital leases on a balance sheet under GAAP;
(d) obligations in respect of outstanding letters of credit, acceptances and similar obligations created for the account of such Person; (e) liabilities under interest rate cap Contracts, interest rate swap Contracts, gas or other commodity hedges and similar Contracts; and (f) to the extent not otherwise included in the foregoing, any financing of accounts receivable or inventory.

     "Independent Engineers" means Netherland, Sewell & Associates, Inc. and Miller and Lents, Ltd., independent petroleum engineering consultants.

     "Insurance Policies" means each insurance policy (other than relating to employee benefit plans) which, as of the date hereof, is maintained by or on behalf of or provides coverage primarily to (a) Seneca-Upshur with respect to the Business Assets or (b) the Business.

     "IRS" means the Internal Revenue Service of the United States of
America.

     "Laws" means all United States federal, state or local or foreign laws (including common law), constitutions, statutes, codes, rules, regulations,
ordinances,   executive  orders,  decrees,  edicts,   guidelines,   governmental
restrictions or other legally enforceable requirements of a Governmental Authority.

     "Liabilities" means any and all debts, liabilities, commitments and obligations, whether or not fixed, contingent or absolute, matured or unmatured, direct or indirect, liquidated or unliquidated, accrued or unaccrued, known or unknown, whether or not required by GAAP to be reflected in financial statements or disclosed in the notes thereto.

     "Material Adverse Effect" means any change, effect, circumstance, condition, event, occurrence or state of facts which would reasonably be expected to be materially adverse to the business, operations or condition (financial or otherwise) of Seneca-Upshur or the Business, taken as a whole, or that would prevent or delay, in any material respect, the consummation by THX or its Affiliates of the transactions contemplated by this Agreement, the Tax Matters Agreement and the other Ancillary Agreements, other than any change, effect, event, occurrence or state of facts (a) that is generally applicable in the economy of the United States, (b) generally affecting the industry in which THX and Seneca-Upshur operate, so long as THX and Seneca-Upshur are not disproportionately affected thereby, or (c) relating to the announcement or disclosure of this Agreement or of the transactions contemplated hereby. For the avoidance of doubt, in the definition of Material Adverse Effect, references to Seneca-Upshur will be deemed to be references to Seneca-Upshur Petroleum, Inc. after giving effect to the Business Contribution (but for the avoidance of doubt before giving effect to the contribution of the Cash Amount) and references to the Business will be deemed to be references to the business operated by THX consisting of the exploration for, and development and production of, natural gas in the states of West Virginia, Pennsylvania and New York, without taking into account the contribution of the Cash Amount into the Business.

         "Permitted Encumbrances" means:

               1.1.4 royalties, overriding royalties and division orders and sales contracts containing terms and provisions covering gas, oil or associated liquid or gaseous hydrocarbons, reversionary interests and similar burdens if the net cumulative effect of such burdens does not operate to reduce the net revenue interest of any property to an amount less than the net revenue interest for such property as set forth in the Reserve Report;

               1.1.5 (a) calls on production which entitle Seneca-Upshur to receive a current market price for such substance or (b) (i) preferential rights to purchase the property, (ii) required third party consents to assignments and (iii) similar agreements, in each of clause (i), (ii) or (iii) prior to Closing (1) waivers or consents have been obtained from the appropriate parties, (2) the appropriate time period for asserting such rights has expired without an exercise of such rights, or (3) with respect to consents referred in clause
          (ii), such consent need not be obtained prior to an assignment, or failure to obtain such consent would not reasonably be expected to have a material adverse impact on the relevant property;

               1.1.6 Encumbrances for Taxes or other assessments or changes by Governmental Authorities that arise by operation of Law and are not yet due and payable, or that are being contested in good faith; provided that all monies that are required to be paid under applicable Law during the pendency of any contest have been paid;

               1.1.7 mechanics', carriers', workers', materialmen's, warehousemen's and similar liens arising or incurred in the ordinary course of business for (a) sums not due and payable, or (b) payments that are being contested in good faith by appropriate proceedings, which proceedings are disclosed in Section 1.1.7 of THX's Disclosure Schedule;

               1.1.8 all rights to consent by, required notices to, filings with, or other actions by third parties or Governmental Authorities in connection with the sale or conveyance of oil and gas leases or interests therein if the same are customarily obtained subsequent to such sale or conveyance;

               1.1.9 easements, rights-of-way, servitudes, surface leases and other rights in respect of surface operations, pipelines, grazing, logging, canals, ditches, reservoirs or the like and conditions, covenants or other restrictions relating thereto, duly recorded or visible on the ground; permits disclosed in Schedule 1.1.9; and easements of streets, alleys, highways, pipelines, telephone lines, power lines, railways and other easements and rights-of-way on, over or in respect of any Real Property which do not and would not reasonably be expected to impair the continued use or operation of such assets substantially as such assets are currently used or operated;

               1.1.10 rights reserved to or vested in any Governmental Authority to control or regulate any property used in the Business, and all applicable Laws which, in either case, will not materially interfere with the operation of the Business;

               1.1.11  any  matter  that  a  reasonable  and  prudent   operator
          knowledgeable in the gas and oil business would not consider a material impairment of Seneca Upshur's title; and

               1.1.12 any  Encumbrances and similar matters set forth in Section
          1.1.12 of THX's Disclosure Schedule.

     "Person" means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust or joint venture, or a Governmental Authority.

     "RCRA" means the Resource Conservation and Recovery Act, as amended.

     "Real Property" means any real property owned by Seneca-Upshur as of the Closing Date.

     "Registration Rights Agreement" means the Amended and Restated Registration Rights Agreement to be entered into by and among THX, THEC and KeySpan as of the Closing, in the form attached hereto as Exhibit B.

     "Regulated Substances" means any pollutant, contaminant, hazardous, dangerous or toxic substance, material or waste defined as such in, regulated pursuant to, or that could give rise to liability under, any Environmental Law including any explosives, radon, radioactive materials, asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls, petroleum (including crude oil and any fraction thereof) and petroleum products (including waste petroleum and petroleum products).

     "Release" means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Regulated Substances through or in the air, soil, surface water, groundwater or property.

     "Retained Business" means the business currently conducted by THX and its subsidiaries other than the Business.

     "Securities Act" means the United States Securities Act of 1933, as amended.

     "Seneca-Upshur Assets" means all of the assets of Seneca-Upshur immediately prior to giving effect to the Contribution (which assets have been valued at $60,000,000 by the parties), including all of Seneca Upshur's right, title and interest in and to the following:

               1.1.13 the oil and gas leases and oil, gas and mineral leases set forth in Section 1.1.13 of THX's Disclosure Schedule, together with all of Seneca-Upshur's other right, title and interest in and to the land covered by such leases, including all mineral, royalty and overriding royalty interests, and all rights, privileges and obligations appurtenant to those interests (the "Seneca-Upshur Leases");

               1.1.14 all rights and interests in any unit or pooled area in which the Seneca-Upshur Leases are included, to the extent that these rights and interests arise from and are associated with the Seneca-Upshur Leases or the Seneca-Upshur Fee Mineral Interests (as hereinafter defined), including all rights derived from any unitization, pooling, operating, communitization or other agreement or from any declaration or order of any governmental authority;

               1.1.15 all oil, gas and condensate wells (whether producing, not producing or abandoned), water source, water injection and other injection or disposal wells and systems located on the Seneca-Upshur Leases, the Seneca-Upshur Fee Mineral Interests or lands unitized or pooled with the Seneca-Upshur Leases or the Seneca-Upshur Fee Mineral Interests (the "Seneca-Upshur Wells");

               1.1.16 all equipment, facilities, pipelines, pipeline laterals, gathering systems, platforms, well pads, tank batteries, compressors, meters, improvements, fixtures, inventory, spare parts, tools, materials and other personal property on the Seneca-Upshur Leases or used in developing or operating the Seneca-Upshur Leases or producing, treating, storing, compressing, processing or transporting hydrocarbons on or from the Seneca-Upshur Leases or the Seneca-Upshur Fee Mineral Interests (the "Seneca-Upshur Equipment");

               1.1.17 all easements, rights-of-way, licenses, permits, servitudes, surface leases and similar interests applicable to or used in operating the Seneca-Upshur Leases or the Seneca-Upshur Fee Mineral Interests or the Seneca-Upshur Equipment (the "Seneca-Upshur Surface Agreements");

               1.1.18 all  contracts and  contractual  rights,  obligations  and interests relating to the Seneca-Upshur Leases or the Seneca-Upshur Fee Mineral Interests or the lands unitized or pooled with the Seneca-Upshur Leases or the Seneca-Upshur Fee Mineral Interests, or the Seneca-Upshur Equipment, including unit agreements, farmout agreements, farm-in agreements, operating agreements, and hydrocarbon sales, purchase, gathering, transportation, treating, marketing, exchange, processing and fractionating agreements, whether of record or not (the "Seneca-Upshur Contracts");

               1.1.19 all fee mineral interests described in Section 1.1.19 of THX's Disclosure Schedule (the "Seneca-Upshur Fee Mineral Interests"), including all rights and obligations pertaining to the Seneca-Upshur Fee Mineral Interests under any of the Seneca-Upshur Contracts;

               1.1.20 all other tangibles, miscellaneous interests or other assets on or used in connection with the Seneca-Upshur Leases, Seneca-Upshur Wells, Seneca-Upshur Fee Mineral Interests, Seneca-Upshur Equipment and/or Seneca-Upshur Contracts, including all lease files, land files, well files, production records, division order files, abstracts, title opinions, and contract files, insofar as they are directly related to the items described in Sections 1.1.13 through 1.1.20 hereof; and

               1.1.21 Hydrocarbons that have been produced from the assets described in Sections 1.1.13 through 1.1.20 above prior to the
          Effective  Time and that are stored,  at the  Effective  Time,  in the
          Seneca-Upshur Leases or unit stock tanks or in the Seneca-Upshur Leases or unit gathering lines or production facilities upstream of the sale or custody transfer meters of the purchaser or processor of such Hydrocarbon production from the Seneca-Upshur Assets, the quantities of which have been determined at the Effective Time pursuant to the Seneca-Upshur Leases or unit operator's tank gauge readings, meter tickets or other inventory records; provided that for natural gas wells that do not have electronic measurement and where charts are changed on other than a daily basis, the production from such wells shall be pro-rated as of the Effective Time based upon the number of days between chart changes during the period between chart changes that includes the Closing Time, the number of days the well was actually produced during the period between chart changes that includes the Closing Time, and the assumption that the well produced equal quantities during each day of actual production ("Hydrocarbon Inventory").

     "subsidiaries" of any entity means, at any date, any Person (a) the accounts of which would be consolidated with those of the applicable entity in such entity's consolidated financial statements if such financial statements were prepared in accordance with GAAP as of such date, or (b) of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests or more than 50% of the profits or losses of which are, as of such date, owned, controlled or held by the applicable entity or one or more subsidiaries of such entity.

     "Tax" means any United States federal, state, local or foreign taxes, including but not limited to any income, gross receipts, payroll, employment, excise, severance, stamp, business, premium, windfall profits, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added tax, or similar tax, any alternative or add-on minimum tax, and any estimated tax, in each case, including any interest, penalty, or addition thereto, whether disputed or not.

     "Tax Matters Agreement" means the Tax Matters Agreement to be entered into by and among THX, THEC, KeySpan and Seneca-Upshur as of the Closing, in the form attached hereto as Exhibit C.

     "THEC THX  Shares"  means  10,800,000  shares of THX Common  Stock owned by
THEC.

     "THEC's Disclosure Schedule" means the disclosure schedule that THEC has delivered to THX on the date of this Agreement prior to the execution hereof.

     "THX's Disclosure Schedule" means the disclosure schedule that THX has delivered to THEC on the date of this Agreement prior to the execution hereof.

     "Transition Services Agreement" means the Transition Services Agreement pursuant to which THX agrees to provide certain transitional operational and accounting services with respect to the Business, to be entered into by and between THX and Seneca-Upshur as of the Closing in the form attached hereto as Exhibit D and executed concurrently herewith.

     "Underwriting Agreement" means the Underwriting Agreement entered into by and among THX and KeySpan and Lehman Brothers Inc. and Goldman, Sachs & Co. dated May 26, 2004 in connection with the issuance and sale of shares of THX Common Stock.

     Section 1.2 Terms Defined in Other Sections. The following terms are defined elsewhere in this Agreement in the following Sections:

         Agreement...........................................    Preamble

         Benefit Plans.......................................    Section 4.16.1

         Benefits Package....................................    Section 6.1.2

         Board...............................................    Section 6.8

         Business............................................    Recitals

         Business Assets.....................................    Section 3.2.1

         Business Contribution...............................    Section 3.1

         Business Employees..................................    Section 6.1.1

         Business Liabilities................................    Section 3.2.3

         Business Records....................................    Section 6.4.2

         Claim Dispute Notice................................    Section 10.5.4

         Closing.............................................    Section 2.2

         Closing Date........................................    Section 2.2

         Commitment..........................................    Section 4.21

         Confidential Information............................    Section 6.4.1

         Contributed Business Assets.........................    Section 3.2.1

         Contributed Business Liabilities....................    Section 3.2.3

         Contribution........................................    Section 3.1

         Damages.............................................    Section 10.4

         Distribution........................................    Section 2.1

         Employees...........................................    Section 6.1

         Excluded Assets.....................................    Section 3.2.2

         Indemnity Claim.....................................    Section 10.5.1

         KeySpan.............................................    Preamble

         KeySpan Basket......................................    Section 10.3.2

         KeySpan Cap.........................................    Section 10.3.2

         KeySpan De Minimis..................................    Section 10.3.2


         KeySpan's knowledge.................................    Section 11.13

         Licenses............................................    Section 4.9

         MMMF................................................    Section 4.26.1

         NORM................................................    Section 4.26.1

         Notice of Claim.....................................    Section 10.5.1

         PBGC................................................    Section 4.16.3

         Purchaser's Title Representations and Warranties....    Section 10.1

         Records.............................................    Section 6.4.2

         Representatives.....................................    Section 10.2.1

         Reserve Report......................................    Section 4.18.1

         Retained Liabilities................................    Section 3.2.4

         Seller's Title Representations and Warranties.......    Section 10.1

         Seneca-Upshur.......................................    Preamble

         Seneca-Upshur Common Stock.........................    Section 4.2.1

         Seneca-Upshur Contracts............................    Section 1.1.18

         Seneca-Upshur Employees............................    Section 4.16.1

         Seneca-Upshur Equipment............................    Section 1.1.16

         Seneca-Upshur Fee Mineral Interests                    Section 1.1.19

         Seneca-Upshur Leases...............................    Section 1.1.13

         Seneca-Upshur Shares...............................    Section 4.2.1

         Seneca-Upshur Surface Agreements...................    Section 1.1.17

         Seneca-Upshur Wells................................    Section 1.1.15

         THEC...............................................    Preamble

         THEC's knowledge...................................    Section 11.13

         Third Party Claim..................................    Section 10.6.1

         THX................................................    Preamble

         THX Basket.........................................    Section 10.2.2

         THX Cap............................................    Section 10.2.2

         THX Common Stock...................................    Section 4.2.1

         THX De Minimis.....................................    Section 4.2.1

         THX Shares.........................................    Section 4.2.1

         THX's knowledge....................................    Section 11.13

         Transferred Employees..............................    Section 6.1.2

     Section 1.3 Interpretation and Rules of Construction. Unless otherwise indicated to the contrary in this Agreement by the context or use thereof: (a) the words, "herein," "hereto," "hereof," "hereunder" and words of similar import refer to this Agreement as a whole and not to any particular Section or paragraph of this Agreement; (b) words importing the masculine gender shall also include the feminine and neutral genders, and vice versa; (c) words importing the singular shall also include the plural, and vice versa; and (d) the words "include," "includes," or "including" are deemed to be followed by the words "without limitation." All terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein.

                                  Article II.
                         DISTRIBUTION OF STOCK; CLOSING

     Section 2.1 Distribution of Stock. Upon the terms and subject to the conditions of this Agreement, at the Closing, (a) THX shall assign, transfer, convey and deliver to THEC, and THEC shall accept and acquire from THX, all of the Seneca-Upshur Shares (free and clear of all Encumbrances) in exchange for the THEC THX Shares, and (b) THEC shall assign, transfer, convey and deliver to THX, and THX shall accept and acquire from THEC, the THEC THX Shares (free and clear of all Encumbrances) in exchange for the Seneca-Upshur Shares (collectively, the "Distribution").

     Section 2.2 Closing. The closing of the Distribution and the other transactions contemplated hereby (the "Closing") shall take place at the offices of King & Spalding LLP, Suite 4000, 1100 Louisiana Street, Houston, Texas 77002 at 10:00 a.m. on June 2, 2004, or on such other date or at such other time as the parties hereto may agree. The date of the Closing is referred to herein as the "Closing Date."

     Section 2.3 THX's Deliveries at the Closing. At the Closing, THX shall deliver or cause to be delivered to THEC the following:

               2.3.1 one or more stock certificates, together with stock powers executed in blank, representing all of the issued and outstanding capital stock of Seneca-Upshur;

               2.3.2 the stock books, stock ledgers and minute books of Seneca-Upshur;

               2.3.3  each  of  the   Ancillary   Agreements  to  which  THX  or
          Seneca-Upshur is a party, executed by THX or Seneca-Upshur, as the case may be;

                    2.3.4 letters of resignation,  dated as of the Closing Date, from each director and officer of Seneca-Upshur that is not a Business Employee; and

                    2.3.5 such other  documents  as are  reasonably  required by
               THEC to be delivered to effectuate the transactions contemplated hereby.

     Section 2.4 THEC's Deliveries at the Closing. At the Closing, THEC shall deliver or cause to be delivered to THX the following:

                    2.4.1 one or more stock  certificates,  together  with stock powers executed in blank, representing the THEC THX Shares;

                    2.4.2 each of the Ancillary Agreements to which THEC or KeySpan is a party, executed by THEC or KeySpan, as the case may be;

                    2.4.3 letters of resignation,  dated as of the Closing Date, from each of Messrs. Fani, Luterman and Nichols as a member of the THX Board of Directors; and

                    2.4.4 such other documents as are reasonably required by THX to be delivered to effectuate the transactions contemplated hereby.

Each document of transfer or assumption referred to in this Article II (or in any related definition set forth in Article I) that is not attached as an Exhibit to this Agreement or is not otherwise an Ancillary Agreement shall be in customary form and shall be reasonably satisfactory in form and substance to the parties thereto.

                                  Article III.
                                 REORGANIZATION

     Section 3.1 Contribution. On or prior to the date hereof, THX has, or has caused its respective subsidiaries to, contribute to Seneca-Upshur the Cash Amount and to assign, transfer, convey and deliver to Seneca-Upshur, the Contributed Business Assets and the Contributed Business Liabilities, and in exchange therefore, Seneca-Upshur has accepted, assumed and agreed to pay, perform or otherwise discharge, in accordance with the respective terms and subject to the respective conditions thereof, the Contributed Business Liabilities in accordance with the Asset Contribution Agreement (such contributions and assumptions are referred to herein collectively as the "Contribution" and such contributions (excluding the contribution of the Cash Amount) and assumptions are referred to herein collectively as the "Business Contribution"). Each of the representations, warranties, covenants, agreements and undertakings of THX contained herein is given or made as if, and on the basis that, the Business Contribution had occurred prior to all dates relevant to such representations, warranties, covenants and undertakings. Subject to the foregoing, any references to "Seneca-Upshur" in any such representations, warranties, covenants, agreements and undertakings will be deemed to be a reference to Seneca-Upshur Petroleum, Inc. after giving effect to the Business Contribution, but for the avoidance of doubt not the contribution of the Cash Amount, unless the context clearly indicates otherwise.

Section 3.2       Assets and Liabilities.

                    3.2.1 Business Assets. For purposes of this Agreement, "Business Assets" means all of the Contributed Business Assets and all of the Seneca-Upshur Assets.

                    3.2.2  Excluded  Assets.  All  assets,  rights,  properties, agreements or other interests owned by THX or its subsidiaries (other than Seneca-Upshur) that are not used solely in connection with the Business, including the assets, rights and interests set forth in Section 1.3 of the Asset Contribution Agreement, or that are described, or referred to in Section 3.2.2 of THX's Disclosure Schedule (such assets, rights, properties, agreements and other interests being referred to herein, collectively, as the "Excluded Assets"), shall be excluded from the transactions contemplated hereby and shall remain the property of THX and its subsidiaries.

                    3.2.3 Business Liabilities. Subject to the terms and conditions of this Agreement, in partial consideration of the transfer to Seneca-Upshur of the Contributed Business Assets, Seneca-Upshur has assumed the Contributed Business Liabilities and, on the Closing Date will assume the following liabilities and obligations of the Business (collectively, the "Business Liabilities"):

                         3.2.3.1 Liabilities relating to the Transferred Employees arising following the Closing Date to the extent expressly allocated to Seneca-Upshur or KeySpan pursuant to
                    Section 6.1; and

                         3.2.3.2 all  Liabilities  related to the  ownership  or
                    operation of the Business that are not Retained Liabilities, whether arising before or after the Effective Time.

                    3.2.4 Retained  Liabilities.  THX hereby retains, and is and will remain liable for the payment, performance and discharge of the following (collectively, the "Retained Liabilities"):

                         3.2.4.1 all Liabilities relating to the Excluded Assets
                    whether arising before or after the Effective Time;

                         3.2.4.2 any Indebtedness of  Seneca-Upshur  outstanding
                    as of the Closing Date;

                         3.2.4.3 all Liabilities relating to (a) current and former employees, directors and consultants of THX (including the Business Employees) and (b) all employee benefit plans, programs, policies and arrangements (whether or not Benefit Plans) of THX and its Affiliates (including Seneca-Upshur), in each case to the extent arising before, on or after the Closing Date, except to the extent any such Liabilities are expressly allocated to Seneca-Upshur or KeySpan pursuant to Section 6.1;

                         3.2.4.4 all regular lease operating  expenses  relating
                    to the Seneca-Upshur Leases outstanding at the Effective Time or arising after the Effective Time to the extent accrued prior to the Effective Time.

                         3.2.4.5 all accounts payable (including any intercompany payables) of Seneca-Upshur outstanding at the Effective Time or arising after the Effective Time in respect of goods or services provided on or prior to the Effective Time; and

                         3.2.4.6 all liabilities or obligations  with respect to
                    any production or pipeline imbalances and penalties assessed as a result of such imbalances, associated with production and sales prior to the Effective Time.

                    3.2.5 Taxes. For purposes of this Agreement, Taxes shall not be a Business Liability or a Retained Liability, and refunds or credits from Taxes shall not be a Business Asset or Excluded Asset. Liabilities, refunds and credits with respect to Taxes shall be governed by and allocated exclusively in accordance with the Tax Matters Agreement.

                    3.2.6 Post-Closing Reimbursements. Following the Closing, THX will (i) pay to Seneca-Upshur any proceeds received by THX on account of Hydrocarbon Inventory as of the Effective Time or Hydrocarbons produced on or after the Effective Time and (ii) reimburse Seneca-Upshur for any expenses paid by Seneca-Upshur that represent Retained Liabilities, upon receipt from Seneca-Upshur of appropriate evidence of such payment. Following the Closing, Seneca-Upshur will promptly (i) pay to THX any proceeds received by Seneca-Upshur on account of Hydrocarbons produced prior to the Effective Time other than Hydrocarbon Inventory as of the Effective Time and (ii) reimburse THX for any expenses paid by THX that represent Business Liabilities, upon receipt from THX of appropriate evidence of such payment. The parties agree to keep proper accounts of such amounts and agree to settle such amounts on a date that is to be mutually agreed within 60 days after Closing and on each following successive 30 day period. Any credit or liability with respect to production or pipeline imbalances and any associated penalties existing as of the Effective Time will be settled by the parties after the Closing.

     Section 3.3 Assignment of Contracts and Rights. With respect to any Contributed Business Contract and any claim, right or benefit arising thereunder or resulting therefrom to be assumed by Seneca-Upshur hereunder, where written consent of the other parties to any such Contributed Business Contract is required from other parties for the assignment thereof to Seneca-Upshur and such consent is not obtained by THX on or before the Closing Date, THX and THEC shall cooperate in an arrangement reasonably satisfactory to THX and THEC under which Seneca-Upshur would obtain, to the extent practicable, the claims, rights and benefits and assume the corresponding obligations thereunder in accordance with this Agreement and the Asset Contribution Agreement, including by subcontracting, sublicensing or subleasing such claims, rights, benefits and obligations to Seneca-Upshur and/or by entering into an arrangement under which THX would enforce, for the benefit of THEC and at the expense of THEC, such claims, rights and benefits, and Seneca-Upshur would assume for the benefit of THX such obligations, against a third party thereto. From and after the Closing, THX will promptly pay to THEC when received all monies received by THX in connection with any Business Asset or any claim, right or benefit arising thereunder  relating  to the  period  on or  after  the  Effective  Time and not previously transferred to Seneca-Upshur. As of or from the Closing Date, THX authorizes Seneca-Upshur, to the extent permitted by applicable Law, to perform all of the obligations and receive all of the benefits as of the Effective Time of THX under such Contributed Business Contracts and appoints THEC attorney-in-fact to act in its name on its behalf with respect thereto.

                                  Article IV.
                      REPRESENTATIONS AND WARRANTIES OF THX

         THX hereby represents and warrants to THEC and KeySpan as follows:

     Section 4.1 Organization and Qualification. Each of THX and Seneca-Upshur is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation and has the requisite corporate power to own, lease and operate its properties and to carry on its business as it is now being conducted. Each of THX and Seneca-Upshur is duly qualified to conduct business and in good standing as a foreign corporation in every jurisdiction in which its ownership or lease of property or the conduct of its business and operations makes such qualification necessary, except for such jurisdictions in which THX's or Seneca-Upshur's failure to be so qualified would not reasonably be expected to have a Material Adverse Effect. Neither THX nor Seneca-Upshur is in violation in any material respect of any provision of its certificate of incorporation, by-laws or other comparable organizational documents.

        Section 4.2  Capitalization.

               4.2.1 The authorized capital stock of THX consists of 50,000,000 shares of common stock, par value $.01 per share (the "THX Common Stock"), of which 31,888,945 shares of Common Stock (the "THX Shares") are issued and outstanding as of the date hereof. The THX Shares constitute all of the issued and outstanding shares of capital stock of THX. Except as disclosed in THX's Prospectus Supplement dated May 26, 2004, there are not any outstanding or authorized subscriptions, options, warrants, calls, rights, commitments (contingent or otherwise) or other agreements of any character (any of the foregoing a "Commitment") obligating THX to issue any additional shares of its capital stock, or any other securities convertible into or evidencing the right to subscribe for any shares of THX Common Stock.

               4.2.2 The authorized capital stock of Seneca-Upshur consists of 100 shares of common stock, par value $50 per share (the "Seneca-Upshur Common Stock"), of which 100 shares are issued and outstanding (the "Seneca-Upshur Shares"). The Seneca-Upshur Shares are owned by THX, free and clear of any Encumbrances, and have been duly authorized and validly issued and are fully paid and nonassessable and free of preemptive rights. At the Closing, the Seneca-Upshur Shares will be transferred to THEC free and clear of any Encumbrances except as may be set forth in Section 4.2.2 of THX's Disclosure Schedule. There are not any Commitments obligating Seneca-Upshur to issue any additional shares of its capital stock, or any other securities convertible into or evidencing the right to subscribe for any shares of Seneca-Upshur Common Stock. THX is not a party to any voting trust or agreement with respect to any Seneca-Upshur Shares or to any agreement relating to the issuance, sale, redemption, transfer, acquisition or other disposition of Seneca-Upshur Shares.

          Seneca-Upshur does not own any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person.

     Section 4.3 Authorization. Each of THX and Seneca-Upshur has the requisite corporate power and authority to execute and deliver this Agreement, the Tax Matters Agreement and the other Ancillary Agreements and to consummate the transactions contemplated hereby and thereby and the execution and delivery by THX and Seneca-Upshur of this Agreement, the Tax Matters Agreement and the other Ancillary Agreements and the consummation by THX and Seneca-Upshur of the transactions contemplated hereby and thereby have been duly and validly authorized by the board of directors of each of THX and Seneca-Upshur, and no other corporate proceedings on the part of THX or Seneca-Upshur are necessary to authorize this Agreement, the Tax Matters Agreement or the other Ancillary Agreements or to consummate the transactions contemplated hereby or thereby. Each of this Agreement, the Tax Matters Agreement and the other Ancillary Agreements has been duly and validly executed and delivered by each of THX and Seneca-Upshur, and constitutes the legal, valid and binding obligation of each of THX and Seneca-Upshur, enforceable against each of THX and Seneca-Upshur in accordance with its terms, subject to (a) applicable bankruptcy, insolvency, reorganization, moratorium, and other similar laws of general application with respect to creditors, (b) general principles of equity, and (c) the power of a court to deny enforcement of remedies generally based upon public policy.

     Section 4.4 Consents and Approvals; No Violation. Neither the execution and delivery of this Agreement, the Tax Matters Agreement and the other Ancillary Agreements by THX and Seneca-Upshur, as applicable, nor the consummation by THX and Seneca-Upshur of the transactions contemplated hereby or thereby, will (a) violate, conflict with or result in a breach of any provision of the governing documents of THX or Seneca-Upshur, (b) require any consent, approval, order, authorization, waiver or License of, or filing with or notification to, any third party or Governmental Authority, except (i) as set forth in Section 4.4 of THX's Disclosure Schedule, or (ii) any consents, approvals, authorizations or waivers normally obtained after the consummation of transactions of the nature contemplated by this Agreement and the failure to obtain such consent, approval, authorization or waiver or License would not, individually or in the aggregate, have a Material Adverse Effect, (c) (with or without notice or lapse of time or both) conflict with, violate, require consent under, result in a default (or give rise to any right of termination, cancellation or acceleration) of any Contract or License other than as to which requisite waivers or consents have been obtained or which, individually or in the aggregate, are not reasonably expected to have a Material Adverse Effect, or (d) violate any order, writ, injunction, decree, statute, rule, or regulation applicable to THX or Seneca-Upshur or any of its assets, except for violations which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

     Section 4.5 Lease Operating Statements. Seneca-Upshur is not party to, nor are any of its properties or assets bound by, any oil and gas leases or oil, gas and mineral leases other than the Business Leases. THX previously has delivered to THEC and KeySpan true and correct copies of lease operating statements and authorizations for expenditure for all Business Leases.

     Section 4.6 Financial Information; No Undisclosed Liabilities.

                    4.6.1 The summary of lease operating  statements  previously provided to KeySpan was true and correct in all material respects as of the date of the information set forth therein.

                    4.6.2 As of the  Closing  Date,  Seneca-Upshur  will have no
               Indebtedness. Except as set forth in Section 4.6 of THX's Disclosure Schedule, as of the Closing Date, Seneca-Upshur has no material liabilities or obligations of any kind, whether accrued, contingent, absolute, determined, determinable or otherwise, that would be required to be reflected on a balance sheet or the notes thereto prepared in accordance with GAAP, other than routine operating expenses incurred at or after the Effective Time, liability for Taxes (which are addressed in the Tax Matters Agreement), royalty and other payment obligations relating to Hydrocarbons produced at or after the Effective Time and usual and customary asset retirement and abandonment obligations relating to any wells on any properties set forth in Section 4.15 of THX's Disclosure Schedule.

     Section 4.7 Bank Account Information. Section 4.7 of THX's Disclosure Schedule contains an accurate list of the names and addresses of every bank and other financial institution in which Seneca-Upshur maintains an account (whether checking, savings or otherwise), lock box or safe deposit box, and the account numbers and persons having signature authority or legal access thereto.

     Section 4.8 Litigation. Except as set forth in Section 4.8 of THX's Disclosure Schedule, there are no Actions pending or, to THX's knowledge, threatened against Seneca-Upshur or with respect to assets or properties of Seneca-Upshur. Except as set forth in Section 4.8 of THX's Disclosure Schedule
(a) there are no judgments or outstanding orders, injunctions, decrees, stipulations, or awards (whether rendered by a court or administrative agency or by arbitration) against THX that would reasonably be expected to prohibit, restrict or affect the Business in any material respect and (b) there are no judgments or outstanding orders, injunctions, decrees, stipulations or awards (whether rendered by a court or administrative agency or by arbitration) against Seneca-Upshur.

     Section 4.9 Licenses; Approvals. Except as set forth in Section 4.9 of THX's Disclosure Schedule, Seneca-Upshur possesses all governmental licenses, permits, franchises, and other authorizations of any Governmental Authority (the "Licenses") that are necessary to the ownership or operation of the Business as currently conducted and all such Licenses are and immediately following the Closing will remain in full force and effect, except where the failure to possess any License or the failure to be in full force and effect would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. No proceeding is pending or, to THX's knowledge, threatened seeking the revocation or limitation of any such License.

     Section 4.10 Labor Matters. Seneca-Upshur has no agreements or arrangements with, commitments to or responsibility for any employees or consultants other than the Business Employees. There are no agreements with any labor unions or associations representing Business Employees. No material work stoppage is pending or, to THX's knowledge, threatened. Except as set forth in Section 4.110 of THX's Disclosure Schedule, neither THX nor Seneca-Upshur is involved in or, to THX's knowledge, is threatened with any labor dispute, arbitration, lawsuit,


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

or administrative proceeding relating to labor matters involving Business Employees.

     Section 4.11 Compliance with Laws. Except as set forth in Section 4.11 of THX's Disclosure Schedule, THX and Seneca-Upshur have conducted the Business in compliance with all statutes, laws, regulations, ordinances, rules, judgments, orders, or decrees applicable thereto (provided that no representation is made in this Section 4.11 as to compliance with Environmental Laws, representations as to which are set forth exclusively in Section 4.14), except for violations or failures so to comply, if any, that would not, individually or in the in the aggregate, reasonably be expected to have a Material Adverse Effect.

     Section 4.12 Insurance. Section 4.12 of THX's Disclosure Schedule sets forth a list of all Insurance Policies issued in favor of THX or Seneca-Upshur that relate to the Business. All such Insurance Policies are in full force and effect and are valid and enforceable and cover against the risks normally insured against by entities in the same or similar lines of business in coverage amounts typically and reasonably carried by such entities. THX has paid all premiums, deductibles and retro-adjustment billings, if any, with respect thereto covering all periods and ensuring coverage of the Business up to and including the date hereof. In the last two years, neither THX nor Seneca-Upshur has received notice of cancellation or termination of such Insurance Policies other than in connection with normal renewals of such Insurance Policies.

     Section 4.13 Contracts. Except for the Business Contracts and the Business Surface Agreements, there are no Contracts that are material to the ownership, operation, value or use of the Business, or to which the Business or Seneca-Upshur will be subject upon the Closing. THX has made available to KeySpan true and complete copies of all Business Leases, Business Contracts and Business Surface Agreements. THX and Seneca-Upshur have complied with all of their material obligations under all Business Contracts and Business Surface Agreements to which they are party and no defaults have been asserted against them and to the knowledge of THX, no other party to any Business Contract or Business Surface Agreement is in default thereunder in any material respect. All Business Contracts and Business Surface Agreements are valid, binding and in full force and effect. The Business Contracts and Business Surface Agreements contain only terms that (a) are customary in the oil and gas exploration, development or extraction business in the area in which the Business Assets affected by such leases or contracts are located, (b) are of the type that a prudent operator in such area would not find objectionable or imprudent and (c) individually or in the aggregate do not materially interfere with Seneca-Upshur's rights to own, operate and maintain the Business Assets in the manner and for the purposes in and for which they are currently operated.

     Section 4.14 Environmental Matters. Except as set forth in Section 4.14 of THX's Disclosure Schedule, and subject to Section 4.26.2 of this Agreement, (a) each of THX, Seneca-Upshur and the Business complies in all material respects with all applicable Environmental Laws and has not violated in any material respect any such Environmental Laws, (b) without limitation of the foregoing, there are no existing, pending or, to THX's knowledge, threatened actions, suits, investigations, inquiries, proceedings (including those involving cleanup obligations) by any Person relating to any (i) violation or alleged violation of any Environmental Laws, or (ii) actual or potential Liability as a result of the presence, Release or threatened Release of any Regulated Substances at any property (including the Real Properties), in each case that could reasonably be expected to materially and adversely affect THX, Seneca-Upshur or the Business,
(c) there are and have been no Regulated Substances or other conditions at any property owned, leased, operated, or otherwise used now or in the past by THX, Seneca-Upshur or the Business, or at any other location, in circumstances that could reasonably be expected to materially and adversely affect THX, Seneca-Upshur or the Business under any applicable Environmental Law or result in material costs to THX, Seneca-Upshur or the Business arising out of any applicable Environmental Laws, (d) all material Environmental Permits required to be obtained or filed by THX, Seneca-Upshur or the Business in connection with the operation of the Business or the assets and properties of Seneca-Upshur (including such Environmental Permits required for the treatment, storage, disposal or Release of Regulated Substances) have been duly obtained or filed and complied with in all material respects, and are valid and in full force and effect, (e) neither THX or Seneca-Upshur has entered into during the previous 5 years or, to THX's knowledge during any other years any consent decree or other agreement with any Governmental Authority relating to any Environmental Laws or Regulated Substances, and neither THX or Seneca-Upshur is subject to any judgment, decree, order or similar requirement relating to any Environmental Laws or Regulated Substances, in either case that could reasonably be expected to materially and adversely affect THX, Seneca-Upshur or the Business, and (f) neither THX or Seneca-Upshur has assumed or retained, by contract or operation of law, any Liabilities under any Environmental Laws or concerning any Regulated Substances, in either case that could reasonably be expected to materially and adversely affect THX, Seneca-Upshur or the Business, other than Liabilities assumed in connection with the transactions contemplated by the EnerVest Agreement and the acquisition of Seneca-Upshur by THX from KeySpan. THX and Seneca-Upshur have made available to KeySpan a copy of all studies, audits, assessments or investigations concerning compliance with, or liability or obligations under, Environmental Laws affecting THX, Seneca-Upshur or the Business that are in the possession or control of THX or Seneca-Upshur. The term "disposal" as used in Section 4.14(d) above has the meaning specified in RCRA.

     Section 4.15 Real Property. Except as set forth in Section 4.15 of THX's Disclosure Schedule, Seneca-Upshur does not own, lease, sublease, license or occupy any real property.

     Section 4.16 Employee Benefit Plans.

               4.16.1 Section 4.16.1 of THX's Disclosure Schedule sets forth a list of all "employee pension benefit plans" (as defined in Section 3(2) of ERISA), "employee welfare benefit plans" (as defined in
          Section 3(1) of ERISA), stock option, stock purchase, incentive, deferred compensation, vacation, employment, severance, change-in-control, stay-on bonus, fringe benefit, collective bargaining, employee loan and other employee benefit plans, programs, agreements, policies and arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect), whether formal or informal, oral or written, legally binding or not, under which (i) any Business Employee or any current or former employee, director or consultant of Seneca-Upshur (collectively, the "Seneca-Upshur Employees") has any present or future right to benefits and which are sponsored, maintained, or contributed to by THX or Seneca-Upshur or (ii) Seneca-Upshur has any present or future liability (relating to events or omissions arising on or before the Closing Date) (all the foregoing being herein called "Benefit Plans"). With respect to each Benefit Plan, THX has made available to THEC true, complete and correct copies, to the extent applicable or required, of the most recent summary plan description (with all summaries of material modifications provided after the most recent summary plan description was distributed).

               4.16.2 (a) All Benefit Plans are and have been established and administered in material compliance with their terms and all applicable laws, including without limitation, ERISA and the Code, (b) each Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code is so qualified and has received a favorable determination letter as to its qualification, and nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification, and
          (c) no event has occurred and no condition exists that would reasonably be expected to subject Seneca-Upshur, either directly or by reason of the affiliation with any member of its "Controlled Group" (defined as any organization which is a member of a controlled group of organizations within the meaning of Sections 414(b), (c), (m) or
          (o) of the Code), to any material tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other applicable laws, rules and regulations.

               4.16.3 With respect to any Benefit Plan, (a) no actions, suits or claims (except claims for benefits payable in the normal operation of the Benefit Plans) are pending or, to THX's knowledge, threatened, (b) no facts or circumstances exist that reasonably could be expected to give rise to any such actions, suits or claims, and (c) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the Pension Benefit Guaranty Corporation (the "PBGC"), the Internal Revenue Service or other governmental agencies are pending, to THX's knowledge, threatened or in progress (including, without limitation, any routine requests for information from the PBGC).

               4.16.4 All contributions to, and payments from, the benefits required to be made in accordance with the Benefit Plans have been timely made, other than contributions or payments the failure of which to make would not reasonably be expected to have a Material Adverse Effect.

               4.16.5 No Benefit Plan is subject to Section 302 or Title IV of ERISA or Section 412 of the Code, and none of THX, Seneca-Upshur, or any member of their Controlled Group has at any time within the last 5 years sponsored or contributed to any such plan, or could have, directly or indirectly, any current or future liability (relating to events or omissions arising on or before the Closing Date) under, or obligation in respect of, any such plan, including an obligation to indemnify any Person for liability related to any such plan.

               4.16.6 (a) No "reportable event" (as such term is defined in Section 4043 of the Code) that could reasonably be expected to result in material liability to THX, Seneca-Upshur, KeySpan or any of their respective directors, employees or Affiliates, and no "prohibited transaction" (as such term is defined in Section 4975 of the Code or Section 406 or ERISA) has occurred with respect to any Benefit Plan that could reasonably be expected to result in material liability to Seneca-Upshur, KeySpan or any of their respective directors, employees or Affiliates and (b) there has been no breach of any fiduciary duty with respect to any Benefit Plan, other than any such breach that, individually or in the aggregate, could not reasonably be expected to result in material liability to Seneca-Upshur, KeySpan or any of their respective directors, employees or Affiliates.

               4.16.7 Neither THX nor Seneca-Upshur has incurred any current or projected liability in respect of post-employment or post-retirement health, medical or life insurance benefits for Seneca-Upshur Employees, except as required to avoid an excise tax under Section 4980B of the Code or otherwise except as may be required pursuant to any other applicable law.

               4.16.8 Except as set forth in Section 4.16.8 of THX's Disclosure Schedule, no Benefit Plan exists that, as a result of the execution of this Agreement, shareholder approval of this Agreement, or the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)), will (a) entitle any Seneca-Upshur Employee to severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement other than severance described in Section 6.1.6, (b) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Benefit Plans other than the accelerated vesting by THX as described in Section 6.1.3, (c) limit or restrict the right of Seneca-Upshur to merge, amend or terminate any of the Benefit Plans sponsored or maintained by Seneca-Upshur, (d) cause Seneca-Upshur to record additional compensation expense on its income statement with respect to any outstanding stock option or other equity-based award, or (e) result in payments under any of the Benefit Plans which would not be deductible under Section 280G of the Code.

               Section 4.17 Non-Foreign Representation. Neither THX nor Seneca-Upshur is a foreign corporation, foreign partnership, foreign trust, foreign person, or foreign estate (as those terms are defined in the Code).

               Section 4.18 Reserve Report.

                    4.18.1 THX has made available to THEC a copy of that portion of the oil and gas reserve report with respect to the Business prepared by the Independent Engineers as of December 31, 2003 (the "Reserve Report"). Except as set forth in Section 4.18.1 of THX's Disclosure Schedule, to THX's knowledge, there are no facts that would make the factual information provided by THX to the Independent Engineers and on which the Reserve Report was based, inaccurate in any material respect at the time provided.

                    4.18.2  OTHER  THAN AS  EXPRESSLY  SET  FORTH  ABOVE IN THIS
               SECTION 4.18, THX MAKES NO REPRESENTATION OR WARRANTY, AND HEREBY DISCLAIMS ANY REPRESENTATION OR WARRANTY, THAT THE RESERVE ESTIMATES, COST AND CASH FLOW ESTIMATES, PRICE ESTIMATES, OR PRODUCTION OR FLOW RATE ESTIMATES CONTAINED IN THE RESERVE REPORT, OR IN ANY SUPPLEMENT THERETO OR UPDATE THEREOF, ARE IN ANY WAY COMPLETE, ACCURATE OR NOT MISLEADING, THE SAME BEING

               PREDICTIONS AS TO FUTURE EVENTS WHICH ARE INHERENTLY SUBJECT TO INCOMPLETENESS AND INACCURACY.

               Section 4.19 Title.

                    4.19.1 As of the Closing Date, Seneca-Upshur will have Defensible Title, free and clear of all Encumbrances (other than Permitted Encumbrances), to the Business Leases and the Business Fee Mineral Interests, except for those matters set forth in
               Section 4.19 of THX's Disclosure Schedule.

                    4.19.2  THX has and will  transfer  at  Closing to THEC good title to, or valid leasehold interest in, all of the Business Assets (other than the Business Leases and Business Fee Mineral Interests, title to which is addressed in Section 4.19.1 above), free and clear of all Encumbrances, except for Permitted Encumbrances.

               Section 4.20 Sufficiency of Assets. The Business Assets constitute all of the assets, rights and properties used or held for use in the conduct of the Business in all material respects as currently conducted, and there are no assets, rights or properties (other than the Excluded Assets) which have been used in the conduct of the Business that THX will retain following the Closing. Since acquiring Seneca-Upshur from KeySpan in 1996, Seneca-Upshur has not conducted any activities other than the conduct of the Business.

               Section  4.21  No  Sale  of  EnerVest  Assets.  Neither  THX  nor
          Seneca-Upshur has transferred, sold or otherwise disposed of any assets it acquired pursuant to the EnerVest Agreement (other than in connection with the transactions contemplated herein).

               Section 4.22 Financing. THX has available capacity under its Amended and Restated Credit Agreement to borrow that portion of the Cash Amount that is to be borrowed by THX.

               Section 4.23 Condition of Personal Property. Each item of Contributed Business Equipment has been maintained in accordance with the Business's customary practices and is in good operating condition and repair, normal wear and tear excepted.

               Section 4.24 Brokerage Fees and Commissions. Except as set forth in Section 4.24 of THX's Disclosure Schedule, neither THX nor Seneca-Upshur has incurred any obligation or entered into any agreement for any investment banking, brokerage or finder's fee or commission in respect of the transactions contemplated by this Agreement for which THEC, KeySpan or Seneca-Upshur shall incur any liability.

               Section 4.25 No Hedges. There are no puts, calls, straddles, options, swaps, collars, caps or other hedging arrangements of any kind relating to the Business or to which Seneca-Upshur or any of its assets are subject.

               Section 4.26 Disclaimers.

                    4.26.1 EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE IV, THX
               MAKES NO EXPRESS, STATUTORY OR IMPLIED WARRANTY OR REPRESENTATION OF ANY KIND, INCLUDING WARRANTIES RELATING TO (a) THE CONDITION

               OR MERCHANTABILITY OF THE BUSINESS ASSETS OR (b) THE FITNESS OF THE BUSINESS ASSETS FOR A PARTICULAR PURPOSE.

                    4.26.2 THEC AND KEYSPAN HAVE HAD THE  OPPORTUNITY TO INSPECT
               THE PROPERTIES INCLUDED IN THE BUSINESS FOR THE PURPOSE OF DETECTING THE PRESENCE OF NATURALLY OCCURRING RADIOACTIVE MATERIALS ("NORM") AND MAN MADE MATERIAL FIBERS ("MMMF") AND, EXCEPT TO THE EXTENT ARISING OUT OF ANY BREACH OF 4.14(B) AND 4.14(E) OF THIS AGREEMENT, THEC AND KEYSPAN ARE RELYING SOLELY UPON THE RESULTS OF SUCH INSPECTION AND SHALL ACCEPT THE PROPERTIES INCLUDED IN THE BUSINESS IN THEIR "AS IS, WHERE IS" CONDITION AND "WITH ALL FAULTS' WITH RESPECT TO NORM AND MMMF. EXCEPT TO THE EXTENT ARISING OUT OF ANY BREACH OF 4.14(B) AND 4.14(E) OF THIS AGREEMENT, THX DISCLAIMS ALL LIABILITY ARISING IN CONNECTION WITH THE PRESENCE OF NORM OR MMMF ON THE PROPERTIES INCLUDED IN THE BUSINESS AND IF TESTS HAVE BEEN CONDUCTED BY THEC OR KEYSPAN FOR THE PRESENCE OF NORM OR MMMF, THX DISCLAIMS ANY WARRANTY RESPECTING THE ACCURACY OF SUCH TESTS OR RESULTS. THX DISCLAIMS ALL LIABILITY ARISING IN CONNECTION WITH THE PRESENCE OF ABANDONED OR PLUGGED WELLS ON THE PROPERTIES INCLUDED IN THE BUSINESS AS WELL AS ANY LIABILITY TO PLUG, REPLUG AND/OR ABANDON ANY AND ALL WELLS LOCATED ON THE LEASES IN ACCORDANCE WITH THE APPLICABLE RULES, REGULATIONS AND REQUIREMENTS OF GOVERNMENTAL AUTHORITIES.

                    4.26.3 EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT,  THX
               MAKES NO WARRANTY OR REPRESENTATION, EXPRESS, STATUTORY OR IMPLIED, AS TO (a) THE ACCURACY, COMPLETENESS OR MATERIALITY OF ANY DATA, INFORMATION, PROJECTIONS, ESTIMATES, BUDGETS OR RECORDS FURNISHED TO THEC OR KEYSPAN OR THEIR REPRESENTATIVES IN CONNECTION WITH THE BUSINESS (INCLUDING THE ASSETS AND LIABILITIES THEREOF), (b) THE CURRENT OR FUTURE BUSINESS OR OPPORTUNITIES OF SUBSIDIARY OR THE BUSINESS, (c) THE QUALITY AND QUANTITY OF HYDROCARBON RESERVES (IF ANY) ATTRIBUTABLE TO THE PROPERTIES INCLUDED IN THE BUSINESS, (d) THE ABILITY OF THE
               PROPERTIES INCLUDED IN THE BUSINESS TO PRODUCE HYDROCARBONS, INCLUDING PRODUCTION RATES, DECLINE RATES AND RECOMPLETION OPPORTUNITIES, (e) REGULATORY MATTERS, OR (f) THE PRESENT OR FUTURE VALUE OF THE ANTICIPATED INCOME, COSTS OR PROFITS, IF ANY, TO BE DERIVED FROM THE PROPERTIES INCLUDED IN THE BUSINESS.

                                   Article V.
               REPRESENTATIONS AND WARRANTIES OF THEC AND KEYSPAN

         THEC and KeySpan hereby jointly and severally represent and warrant to THX as follows:

     Section 5.1 Organization. Each of THEC and KeySpan is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power to carry on its business as it is now being conducted.

     Section 5.2 Authorization. Each of THEC and KeySpan has the requisite corporate power and authority to execute and deliver this Agreement, the Tax Matters Agreement and the other Ancillary Agreements and to consummate the transactions contemplated hereby and thereby and the execution and delivery by THEC and KeySpan of this Agreement, the Tax Matters Agreement and the other Ancillary Agreements and the consummation by THEC and KeySpan of the transactions contemplated hereby and thereby have been duly and validly authorized by the board of directors of each of THEC and KeySpan, and no other corporate proceedings on the part of THEC or KeySpan are necessary to authorize this Agreement, the Tax Matters Agreement or the other Ancillary Agreements or to consummate the transactions contemplated hereby or thereby. Each of this Agreement, the Tax Matters Agreement and the other Ancillary Agreements has been duly and validly executed and delivered by THEC and KeySpan and constitutes the legal, valid and binding obligation of each of THEC and KeySpan, enforceable against THEC and KeySpan in accordance with its terms, subject to (a) applicable bankruptcy, insolvency, reorganization, moratorium, and other similar laws of general application with respect to creditors, (b) general principles of equity, and (c) the power of a court to deny enforcement of remedies generally based upon public policy.

     Section 5.3 Consents and Approvals; No Violation. Neither the execution and delivery of this Agreement, the Tax Matters Agreement and the other Ancillary Agreements by THEC and KeySpan, as applicable, nor the consummation by THEC and KeySpan of the transactions contemplated hereby or thereby, will (a) violate, conflict with or result in a breach of any provision of the governing documents of THEC or KeySpan, (b) require any consent, approval, order, authorization, waiver or License of, or filing with or notification to, any third party or
Governmental Authority, except (i) as set forth in Section 5.3 of THEC's Disclosure Schedule, (ii) any consents, approvals, authorizations or waivers normally obtained after the consummation of transactions of the nature contemplated by this Agreement, or (iii) where the failure to obtain such consent, approval, order, authorization, waiver or License, or the failure to make such filing or notification, would not, individually or in the aggregate, materially adversely affect THEC's or KeySpan's ability to consummate the transactions contemplated by this Agreement, or (c) violate any order, writ, injunction, decree, statute, rule, or regulation applicable to THEC or KeySpan, except for violations which would not, individually or in the aggregate, materially adversely affect THEC's or KeySpan's ability to consummate the transactions contemplated by this Agreement.

     Section 5.4 THEC THX Shares. The THEC THX Shares are owned by THEC, and as of the Closing Date, the THEC THX Shares will be transferred to THX, free and clear of any Encumbrances.

     Section 5.5 Litigation. Except as set forth in Section 5.5 of THEC's Disclosure Schedule, there are no Actions pending or, to THEC's or KeySpan's knowledge, threatened against THEC or KeySpan that would reasonably be expected to materially adversely affect THEC's or KeySpan's ability to consummate the transactions contemplated by this Agreement, and there are no judgments or outstanding orders, injunctions, decrees, stipulations or awards (whether rendered by a court or administrative agency or by arbitration) against THEC or KeySpan that would reasonably be expected to materially adversely affect THEC's or KeySpan's ability to consummate the transactions contemplated by this Agreement.

     Section 5.6 Acquisition of Seneca-Upshur Shares for Investment. THEC is an accredited investor under Regulation D of the Securities Act, and THEC has such knowledge and experience in financial and business matters, including, in particular, the oil and gas industry, that it is capable of evaluating the merits and risks of its purchase of the Seneca-Upshur Shares. THEC and KeySpan confirm that THX has made available to THEC and KeySpan the opportunity to review THX's and Seneca-Upshur's files, materials, data, and other information relating to Seneca-Upshur and the Business, to ask questions of the officers and management employees of THX and Seneca-Upshur, and to acquire additional information about the business and financial condition of Seneca-Upshur. Prior to entering into this Agreement, THEC and KeySpan were advised by their counsel and such other persons they have deemed appropriate concerning this Agreement and other documents executed or delivered in connection herewith. THEC is acquiring the Seneca-Upshur Shares for investment and not with a view toward, or for sale in connection with, any distribution thereof, or with any present intention of distributing or selling the Seneca-Upshur Shares. THEC understands that the Seneca-Upshur Shares may not be sold, transferred, offered for sale, pledged, hypothecated, or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available thereunder, and without compliance with state or foreign securities laws,

     Section 5.7 Acknowledgements. Except with respect to the express representations, warranties and covenants of THX contained in this Agreement, THEC and KeySpan have not relied on any statements by THX or any of its representatives, consultants or advisors in making their respective decisions to enter into this Agreement. Subject to and without altering or affecting the representations and warranties in Section 4.14 of this Agreement, THEC and KeySpan acknowledge and understand that (a) the Business Assets have been used for exploring, developing, producing, treating and transporting oil and gas, (b) spills of wastes, crude oil, produced water, hazardous substances and other materials may have occurred in the past with respect to the Business Assets, (c) there is a possibility that there are currently unknown, unplugged abandoned wells, plugged wells, pipelines and other equipment on or underneath the property included in the Business Assets and (d) the Business Assets may contain asbestos or NORM, which may affix or attach itself to the inside of wells, materials and equipment as scale or in other forms or which may be included in wells, materials and equipment or may have been buried or otherwise disposed of on the properties included in the Business Assets.

                                  Article VI.
                            COVENANTS AND AGREEMENTS

     Section 6.1 Employee Matters.

               6.1.1 As of the close of business on the Closing Date, THX will terminate each of the employees identified on Exhibit E attached hereto who are active employees of THX at such time (the "Business Employees").

               6.1.2 The Business Employees who report to work for KeySpan or Seneca-Upshur on the first business day immediately after the Closing are referred to herein as the "Transferred Employees." KeySpan or Seneca-Upshur shall offer to employ each Transferred Employee for the period commencing immediately after the close of business on the Closing Date until the first anniversary of the Closing Date, (a) at a base salary or base hourly rate that is no less than the base salary or base hourly rate such Transferred Employee was paid by THX as of the Closing Date, (b) with a vacation policy that is at least as favorable as the vacation policy provided to such Transferred Employee immediately before the Closing, and (c) with such other compensation and benefits (the "Benefits Package") as are comparable, in the aggregate, to the other compensation and benefits (excluding any equity-based compensation and benefits) provided to such Transferred Employee by THX under the Benefit Plans immediately prior to the Closing; provided, that the medical, dental and life insurance benefits provided to Transferred Employees and their eligible dependents by KeySpan shall be provided at no cost to the Transferred Employee during such one-year period; provided, further, that nothing in this Agreement shall prevent KeySpan or Seneca-Upshur from terminating the employment of any Transferred Employee at any time for any reason or, on or following the first anniversary of the Closing Date, from altering the terms or conditions (including compensation and benefits) of any Transferred Employee. Further, each Transferred Employee shall receive credit for his or her length of service with THX for eligibility to participate and vesting purposes under all KeySpan benefit plans, programs and policies in which such Transferred Employee participates (excluding any post-retirement welfare plans), including the KeySpan 401(k) plan, cash balance pension plan and vacation policy, but only to the same extent such service was recognized by THX under a comparable Benefit Plan immediately prior to the Closing Date and excluding where such credit would result in an unintended duplication of benefits; provided, the THX 401(k) plan shall be deemed to be comparable to the KeySpan cash balance pension plan for purposes of such service credit. THX shall provide such information, as KeySpan shall reasonably require to enable KeySpan to provide such service credit.

               6.1.3 On or prior to the Closing Date, THX shall take whatever action is necessary to cause each Transferred Employee who is a participant in the THX 401(k) plan to fully vest in his or her accounts under such plan as of the Closing Date. THX will timely make all required matching contributions under the THX 401(k) plan to the accounts of each Transferred Employee with respect to all compensation earned by such Transferred Employee on or prior to the Closing Date. On or prior to the Closing Date, THX shall take whatever action is necessary to cause each Transferred Employee who holds any unvested stock option to purchase shares of THX stock to become fully vested in such stock option as of the Closing Date.

               6.1.4 THX shall be responsible for payment of accrued, but unused vacation for periods on and prior to the Closing Date and for timely payment as required by law of all wages, salaries, bonuses, if any, and other compensation and benefits due with respect to service of Business Employees completed on and prior to the Closing Date (including without limitation welfare claims incurred but not paid on or prior to the Closing Date). On or promptly following the Closing Date, THX shall pay to each Transferred Employee a pro-rated bonus equal to such Transferred Employee's target bonus for the applicable year multiplied by a fraction, the numerator of which is the number of days during such year through and including the Closing Date and the denominator of which is 365.

               6.1.5 THX shall be responsible for offering and providing any continuation coverage required under Section 4980B of the Code and
          Part 6 of Subtitle B of Title I of ERISA with respect to any Business Employee.

               6.1.6 In the event that a Transferred Employee is terminated or laid off by KeySpan, other than for cause, within one year following the Closing Date, KeySpan agrees to pay such terminated or laid off Transferred Employee severance equal to no less than the severance such Transferred Employee would have received under the THX Change of Control Plan which is attached as Exhibit F (the "COC Plan") had he or she remained an employee of THX and such termination was deemed (solely for purposes of calculating severance benefits) to be a termination by THX without Cause within one year following a Change of Control (as those terms are defined under the COC Plan). For the avoidance of doubt, the parties agree that the transactions contemplated under this Agreement do not constitute a Change of Control under the COC Plan or under any other compensation or benefit plan, policy, program, agreement or arrangement of THX or its Affiliates.

               6.1.7  For  the   avoidance   of  doubt,   subject  to  KeySpan's
          obligations in Section 6.1.6 relating to certain terminations following the Closing Date, THX shall be responsible for, and shall indemnify Seneca-Upshur, THEC and KeySpan for liability related to, severance or termination pay or benefits (whether pursuant to a benefit plan, policy, agreement or other arrangement or pursuant to applicable Law) arising on or before the Closing Date, including any and all such Liabilities related to Business Employees who do not become Transferred Employees.

               6.1.8 Until the third anniversary of the Closing Date, none of THX, any of its Affiliates or any of their respective directors or employees shall, without the prior written consent of KeySpan in its sole discretion, induce, solicit or encourage, or attempt to induce, solicit or encourage, whether directly or indirectly, any Transferred Employee.

               6.1.9 Promptly following the date of this Agreement, THX will provide KeySpan with respect to each Benefit Plan, full and complete copies of the most recent plan document and any amendment thereto.

     Section 6.2 Further Assurances.

               6.2.1 Subject to the terms and conditions hereof, from time to time, each of THEC and THX shall, and shall cause their respective Affiliates to use all commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable, including as required by applicable Laws, to assure fully to Seneca-Upshur and its successors or permitted assigns, all of the Business Assets and Business Liabilities intended to be conveyed to, owned by, or assumed by Seneca-Upshur under this Agreement and the Ancillary Agreements and to assure fully to THX, and its respective successors and permitted assigns, the maintenance by THX of the Excluded Assets and the assumption by Seneca-Upshur of the Business Liabilities intended to be assumed by Seneca-Upshur under this Agreement and the Ancillary
          Agreements,   and  to  otherwise  make   effective  the   transactions
          contemplated hereby and thereby (including (a) transferring back to THX any Excluded Asset, Retained Liability or item relating to or included in the Retained Business, respectively, which Excluded Asset, Retained Liability or item relating to or included in the Retained Business was transferred to THEC indirectly through the acquisition of the Seneca-Upshur Shares at the Closing and (b) transferring to Seneca-Upshur any asset or liability contemplated by this Agreement to be a Business Asset or a Business Liability, respectively, which asset or liability was not transferred to Seneca-Upshur at or prior to the Closing).

               6.2.2 In furtherance and without limitation to the foregoing, THX shall, and shall cause its Affiliates to, use all commercially reasonable efforts to cause the Licenses to be transferred to Seneca-Upshur or, if any such Licenses are not transferable, THX, at the request and expense of THEC, shall reasonably assist Seneca-Upshur in obtaining new Licenses so that it may operate the Business as of the Closing Date in compliance with applicable Laws.

     Section 6.3 Interim Operating Covenant. Between the date hereof and the Closing, except with the prior written consent of KeySpan, THX shall and shall cause Seneca-Upshur to conduct the Business in the ordinary course of business consistent with past practice. In furtherance and not in limitation of the foregoing, THX hereby covenants to THEC and KeySpan that it will and will cause Seneca-Upshur to (a) keep and maintain the assets and properties of the Business in substantially the same operating condition and repair (normal wear and tear excepted) as currently maintained, (b) preserve substantially intact the business organization and generally maintain the goodwill of, and relationships with, the suppliers, contractors, licensors, licensees, distributors, employees and customers of the Business, (c) not grant any Encumbrance on any portion of the Business, the Seneca-Upshur Shares or any Business Assets, (d) create, incur, assume or guaranty and Indebtedness, in relation to the Business, and (e) comply with all applicable Laws in all material respects.

     Section 6.4 Confidentiality; Access to Records.

               6.4.1 From and after the Closing Date, THX shall not use (or take any action to use) in any manner detrimental to KeySpan, THEC or Seneca-Upshur, and shall hold, and shall cause its Affiliates and their respective officers, directors, employees, representatives, consultants, advisors and agents, to not use (or take any action to use) in any manner detrimental to KeySpan, THEC or Seneca-Upshur and to hold, in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of Law or regulation (including the Securities Act and the Exchange Act) in which case THX will notify KeySpan so that KeySpan may seek an appropriate protective order or waive compliance with this Section 6.4.1, all Confidential Business Information, except to the extent that such Confidential Business Information has been or has become (a) generally available to the public other than as a result of disclosure by such person or (b) known to the Person receiving such Confidential Business Information before the date of disclosure of such Confidential Business Information to such Person. Nothing herein shall preclude THX, its subsidiaries or any of their respective officers, directors, employees, representatives, consultants, advisors or agents, receiving Confidential Business Information from using and/or disclosing information received from a third party to the extent rightfully permitted by the third party.

               6.4.2 THX recognizes that it may have documents, books, records, work papers and information, whether in written, magnetic, electronic or other form (collectively, "Records") which relate to the Business with respect to the period or matters arising prior to the Closing, including Records pertaining to the Business Assets, the Business Liabilities and Seneca-Upshur's employees, assets and liabilities (the "Business Records") or other Records relating to the Business. THX will use, and will cause its respective Affiliates to use, reasonable commercial efforts to refrain from using Business Records and Confidential Business Information, except as provided for in this Agreement or the Ancillary Agreements, and will preserve the confidentiality of any information contained in the Business Records and Confidential Business Information. THX further recognizes that KeySpan or its Affiliates may need access to such Business Records and other Records after the Closing. Upon KeySpan's, THEC's or Seneca-Upshur's reasonable request, THX shall provide KeySpan, THEC or Seneca-Upshur and their respective employees, representatives and agents access to, and the right to photocopy (at KeySpan's, THEC's or Seneca-Upshur's expense), during normal business hours on reasonable advance notice, such reasonably requested Records. THX shall use reasonable best efforts to maintain all such Records for the same length of time that THX maintains its own Records, or, at THX's discretion or at KeySpan's, THEC's or Seneca-Upshur's reasonable request (at KeySpan's, THEC's or Seneca-Upshur's expense), transfer any such Records to THEC or Seneca-Upshur.

               6.4.3 Notwithstanding any provision herein to the contrary, from and after the Closing, Records pertaining to Taxes shall be governed solely by the Tax Matters Agreement.

     Section 6.5 THX Shares Retained by THEC. From and after the Closing Date until the third anniversary of the Closing, THEC and KeySpan shall not, and shall cause their Affiliates not to, directly own or acquire or agree to acquire any shares of THX Common Stock, which will have the effect of increasing the number of shares of THX Common Stock that KeySpan and its Affiliates (including
THEC) will own, in the aggregate, following the Closing above that number of shares owned by KeySpan and its Affiliates (including THEC) on the Closing Date, appropriately adjusted for any stock dividend, stock split, reverse stock split, share combination, reclassification, recapitalization or similar transaction with respect to the THX Common Stock.

     Section 6.6 Intercompany Accounts and Bank Debt.

               6.6.1 Prior to or at the Closing, THX will cancel and eliminate without liability to Seneca-Upshur all intercompany accounts and Liabilities of Seneca-Upshur to THX or any of its subsidiaries or affiliates as of the Closing Date.

               6.6.2 Prior to or at the Closing, THX will cause any and all Indebtedness of Seneca-Upshur to be paid in full and any and all

          Encumbrances securing any such Indebtedness to be released in each case without liability to Seneca-Upshur, and THX will obtain the full and unconditional release of Seneca-Upshur from the lenders thereunder as of the Closing Date.

               6.6.3 Prior to or at the Closing, THX shall cause all accounts receivable, accounts payable (including accrued Taxes relating to periods prior to Closing) and trade payables relating to periods prior to Effective time of Seneca-Upshur to be transferred to THX. After the Closing, invoices for goods purchased, or services performed, prior to the Effective Time will be for the account of THX and invoices for goods purchased, or services performed, at and after the Effective Time shall be for the account of Seneca-Upshur. After the Closing, Seneca-Upshur shall promptly remit to THX any invoices for which THX is responsible pursuant to this Section 6.6.3, and THX shall promptly pay them. After the Closing, THX shall promptly remit to Seneca-Upshur any invoices for which Seneca-Upshur is responsible pursuant to this
          Section 6.6.3, and Seneca-Upshur shall promptly pay them.

     Section 6.7 THX Compliance with Underwriting Agreement. THX shall comply with all of its covenants, agreements and obligations pursuant to the Underwriting Agreement for the benefit of KeySpan and THEC. THX shall not amend or modify the Underwriting Agreement or grant any waiver with respect to the Underwriting Agreement.

     Section 6.8 Governance. For so long as THEC has the right to appoint members to the board of directors of THX (the "Board") as more fully described below, THX hereby agrees to take such action as may be required under applicable Law to cause the Board to consist at all times of not more than nine directors, to include in the slate of nominees recommended by the Board the designees of THEC specified below and to use its best efforts to support the election of each such nominee of THEC. At any time THEC and its Affiliates hold THX Shares constituting at least 10% of the issued and outstanding THX Shares, THEC shall have the right to designate two members of the slate of directors being proposed by THX to be elected to the Board, and at any time THEC and its Affiliates hold THX Shares constituting less than 10% but greater than 5% of the issued and outstanding THX Shares it shall have the right to appoint one member of the slate of directors being proposed by THX to be elected to the Board. Once THEC and its Affiliates hold THX Shares constituting 5% or less of the issued and outstanding THX Shares, it shall not have the right to appoint members to any slate of directors being proposed by THX to be elected to the Board. In the event that a vacancy is created at any time by the death, disability, retirement, resignation or removal (with or without cause) of any such designee of THEC, THX shall cause the vacancy created thereby to be filled by a new designee of THEC as soon as possible and THX hereby agrees to take, at any time and from time to time, all actions necessary to accomplish the same.

     Section 6.9 Issuances of THX Common Stock. For a period from the Closing Date and ending on August 15, 2004, THX shall not, directly or indirectly, offer for sale, sell, contract to sell, issue or otherwise dispose of any shares of THX Common Stock or securities convertible into or exchangeable for THX Common Stock (other than THX Common Stock issued pursuant to employee benefit plans, qualified stock option plans or other employee compensation plans existing on the date hereof or pursuant to currently outstanding options, warrants or rights).

     Section 6.10 Insurance. To the extent that any insurance policies controlled by THX or any of its Affiliates cover any loss, liability, claim, damage or expense relating to the Business or any asset, employee or part thereof which relates to or arises out of occurrences prior to the Closing ("Pre-Closing Business Liabilities"), and such insurance policies continue after Closing to permit claims to be made thereunder with respect to such Pre-Closing Business Liabilities, THX shall cooperate and shall cause its relevant Affiliates to cooperate with KeySpan, THEC and Seneca in submitting claims on behalf of Keyspan, THEC and Seneca under such insurance policies, and shall assign its rights to, and promptly pay over, any recoveries thereunder (subject to deduction for any applicable deductibles paid by THX) to Keyspan, THEC and Seneca-Upshur.

                                  Article VII.
                                   TAX MATTERS

     Notwithstanding anything to the contrary in this Agreement, from and after the Closing, except as expressly provided in the Tax Matters Agreement, (a) the parties' sole and exclusive representations, warranties, covenants, agreements or other obligations (including indemnities or any obligations) arising pursuant to this Agreement, by Laws or otherwise with respect to tax matters (interpreted in its broadest sense) including the tax consequences of the transactions contemplated in this Agreement and any other subject matters referred to in the Tax Matters Agreement shall be as set forth therein; and (b) no other representation, warranty, covenant, agreement or obligation (including indemnities or any obligations) arising pursuant to this Agreement, by Laws or otherwise shall be deemed to apply to such matters.

                                 Article VIII.
                              CONDITIONS TO CLOSING

     Section 8.1 Mutual Conditions. The respective obligations of each party hereto to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or, if legally permitted, waiver at or prior to the Closing of the following conditions:

               8.1.1 No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order of any nature that prohibits, enjoins or restrains the consummation of the transactions contemplated by this Agreement.

               8.1.2 THX shall have successfully completed the Equity Offering.

               8.1.3 Each of the Ancillary Agreements shall be executed and entered into by each of the parties thereto.

     Section 8.2 Conditions to THEC's and KeySpan's Obligations. The obligations of THEC and KeySpan to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver by THEC and KeySpan prior to or at the Closing of each of the following conditions:

               8.2.1 The representations and warranties of THX and its Affiliates set forth in Article IV of this Agreement or in any agreement or certificate delivered pursuant to the provisions hereof or in connection with the transactions contemplated hereby shall be true and correct as of the date hereof and as of the Closing (except that representations and warranties made as of a specified date, shall be true and correct only as of such specified date), and THEC shall have received a certificate, dated the Closing Date, signed on behalf of THX by an appropriate officer of THX to such effect; provided, however, that for purposes of this paragraph, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or is reasonably likely to have a Material Adverse Effect on the Business or Seneca-Upshur.

               8.2.2 THX and Seneca-Upshur shall have performed in all material respects each obligation and agreement to be performed by it, and shall have complied in all material respects with each covenant required by this Agreement to be performed or complied with by it at or prior to the Closing, and THEC shall have received a certificate, dated the Closing Date, signed on behalf of THX by an appropriate officer of THX to such effect.

               8.2.3 Since the date hereof, there shall not have been any Material Adverse Effect with respect to the Business or Seneca-Upshur.

               8.2.4 Prior to or at the Closing, THX shall have delivered to THEC the items to be delivered pursuant to Section 2.3.

               8.2.5 Prior to or at the Closing, the Contribution shall have been completed.

     Section 8.3 Conditions to THX's and Seneca-Upshur's Obligations. The obligations of THX and Seneca-Upshur to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver at or prior to the Closing of each of the following conditions:

               8.3.1 The  representations  and  warranties  of THEC set forth in
          Article V of this Agreement or in any agreement or certificate delivered pursuant to the provisions hereof or in connection with the transactions contemplated hereby shall be true and correct as of the date hereof and as of the Closing (except that representations and warranties made as of a specified date shall be true and correct only as of such specified date), and THX shall have received a certificate, dated the Closing Date, signed on behalf of THEC by an appropriate officer of THEC to such effect; provided, however, that for purposes of this paragraph, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or is reasonably likely to have a material adverse effect on the ability of THEC to consummate the transactions contemplated hereby.

               8.3.2 THEC shall have performed in all material respects each obligation and agreement to be performed by it, and shall have complied in all material respects with each covenant required by this Agreement to be performed or complied with by it at or prior to the Closing, and THX shall have received a certificate, dated the Closing Date, signed on behalf of THEC by an appropriate officer of THEC to such effect.

               8.3.3 Prior to or at the Closing, THEC shall have delivered to THX the items to be delivered pursuant to Section 2.4.

     Section 8.4 None of THX, Seneca-Upshur or THEC may rely on the failure of any condition set forth in this Article VIII to be satisfied if such failure was caused by such party's failure to act in good faith or to use its reasonable commercial efforts to cause the Closing to occur as required by Section 6.2.1.

                                   Article IX.
                                   TERMINATION

     Section 9.1 Termination. This Agreement may be terminated at any time prior to the consummation of the Closing under the following circumstances:

               9.1.1 by mutual written consent of THX and KeySpan;

               9.1.2 by either KeySpan or THX upon written notice to the other if the Closing shall not have been consummated on or before June 8, 2004; provided that the right to terminate this Agreement under this
          Section 9.1.2 shall not be available to a party if such party's or such party's Affiliate's willful act or willful failure to act has been the cause of or resulted in the failure of the Closing to be consummated on or before June 8, 2004;

               9.1.3 by KeySpan upon written notice to THX, if any of the conditions to the Closing set forth in Section 8.2 shall have become incapable of fulfillment by June 8, 2004 and shall not have been waived in writing by KeySpan;

               9.1.4 by either THX or KeySpan upon written notice to the other that the conditions to the Closing set forth in Section 8.1 have become incapable of fulfillment by June 8, 2004 due to changes in the law, regulations or interpretations of the IRS;

               9.1.5 by THX upon written notice to KeySpan, if any of the conditions to the Closing set forth in Section 8.3 shall have become incapable of fulfillment by June 8, 2004 and shall not have been waived in writing by THX; or

               9.1.6 by either KeySpan or THX upon written notice to the other, if there shall be in effect a final, non-appealable order of a court or government administrative agency of competent jurisdiction permanently prohibiting the consummation of the transactions contemplated hereby.

Notwithstanding the foregoing or anything to the contrary in this Agreement or in any Ancillary Agreement, no party will be entitled to terminate this Agreement pursuant to this Section 9.1 on the basis of facts which were caused by such party's own breach of this Agreement and which have prevented the
satisfaction  of  any  condition  to  the  transactions   contemplated  by  this

Agreement. Any termination pursuant to this Section 9.1 must be effected by a written instrument signed by the terminating party or parties, which instrument will specify the specific section hereof pursuant to which this Agreement is being terminated.

     Section 9.2 Effect of Termination. In the event of the valid termination of this Agreement pursuant to Section 9.1, this Agreement, except for the provisions of (a) Section 6.4.1 relating to the obligation of the parties to keep confidential certain information obtained by it, (b) Article XI, and (c) this Section 9.2, shall become void and have no effect, without any liability on the part of any party hereto or its directors, officers or stockholders.

                                   Article X.
           SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION

     Section 10.1 Survival of Representations and Warranties. Except for the representations and warranties contained in Sections 4.1 ("Due Organization and Qualification of THX and Seneca-Upshur"), 4.2 ("Capitalization of THX and Title to Seneca-Upshur Shares"), 4.3 ("Authorization of THX and Seneca-Upshur"), 4.24 ("Brokerage Fees and Commissions") (collectively, the "Seller's Title Representations and Warranties"), and 5.1 ("Due Organization of THEC and KeySpan"), 5.2 ("Authorization of THEC and KeySpan") and 5.4 ("Title to THEC THX Shares") (collectively, the "Purchaser's Title Representations and Warranties") which shall survive indefinitely, all of the representations and warranties provided for in this Agreement or in any agreement or certificate delivered pursuant to the provisions hereof or in connection with the transactions contemplated hereby (including the Ancillary Agreements) shall survive the Closing until the first anniversary of the Closing; provided that any representations and warranties shall survive with respect to, and to the extent of, any claim for indemnification made in accordance with this Article X prior to such termination date and any representations and warranties in the Tax Matters Agreement shall be exclusively governed by the survival provision in
Section 5.10 of the Tax Matters Agreement.

     Section 10.2 Indemnification by THX.

               10.2.1 Subject to the limitations set forth in this Article X, THX shall indemnify and hold harmless THEC, KeySpan and their respective subsidiaries (including, following the Closing, Seneca-Upshur), and Affiliates, and their respective officers, directors, employees, agents and representatives, and each of their heirs, executors, successors and assigns (collectively, the "Representatives"), against and in respect of any and all Damages arising out of, resulting from or incurred in connection with or relating to:

                    10.2.1.1 any breach of a representation  or warranty made by
               THX or Seneca-Upshur in this Agreement or any Schedule hereto or other agreement or document delivered in connection herewith, including in each case the circumstance actually constituting such breach;

                    10.2.1.2 any breach, failure or non-fulfillment of any agreement or covenant of THX or Seneca-Upshur contained in this Agreement or in any Ancillary Agreement; or

                    10.2.1.3 the Retained  Liabilities,  the Excluded  Assets or
               the Retained Business.

               10.2.2 Notwithstanding the foregoing and subject to the following sentence, in the case of Damages incurred as a result of a breach set forth in Section 10.2.1.1, (a) THX shall not be liable for indemnification hereunder unless and until the aggregate amount of such Damages exceeds $1,800,000 (the "THX Basket"), in which event THEC and KeySpan shall collectively be entitled to indemnification for all Damages in excess of the THX Basket, (b) no claim for Damages shall be counted toward the THX Basket unless such claim individually exceeds $50,000 ("THX De Minimis"), and (c) THX's aggregate liability shall in no event exceed $30,000,000 (the "THX Cap"); provided, however that there shall be no THX Basket, THX De Minimis or THX Cap applicable to Damages arising under the Seller's Title Representations and Warranties. In addition, for the avoidance of doubt, there shall be no THX Basket, THX De Minimis or THX Cap applicable to Damages arising under Sections 10.2.1.2 or 10.2.1.3 above or under the Tax Matters Agreement.

     Section 10.3 Indemnification by THEC and KeySpan.

               10.3.1 Subject to the limitations set forth in this Article X, THEC and KeySpan, jointly and severally, shall indemnify and hold harmless THX and its Representatives, against and in respect of any and all Damages arising out of, resulting from or incurred in connection with or relating to:

                    10.3.1.1 any breach of a representation  or warranty made by
               THEC or KeySpan in this Agreement or any Schedule hereto or other agreement or document delivered in connection herewith, including in each case the circumstances actually constituting such breach;

                    10.3.1.2 any breach, failure or non-fulfillment of any agreement or covenant of THEC or KeySpan contained in this Agreement or any Ancillary Agreement; or

                    10.3.1.3 any Business Liability.

               10.3.2 Notwithstanding the foregoing and subject to the following sentence, in the case of Damages incurred as a result of a breach set forth in Section 10.3.1.1, (a) THEC and KeySpan shall not be liable for indemnification hereunder unless and until the aggregate amount of such Damages exceeds $1,800,000 (the "KeySpan Basket"), in which event THX shall be entitled to indemnification for all Damages in excess of the KeySpan Basket; (b) no claim for Damages shall be counted toward the KeySpan Basket unless such claim individually exceeds $50,000 ("KeySpan De Minimis"), and (c) THEC's and KeySpan's aggregate liability hereunder shall in no event exceed $30,000,000 (the "KeySpan Cap"); provided , however that there shall be no KeySpan Basket,

          KeySpan De Minimis or KeySpan Cap applicable to Damages arising under Purchaser's Title Representations and Warranties. In addition, for the avoidance of doubt, there shall be no KeySpan Basket, KeySpan De Minimis or KeySpan Cap applicable to Sections 10.3.1.2 or 10.3.1.3 above or under the Tax Matters Agreement.

     Section 10.4 Definition of Damage; Determination of Indemnification. For purposes of this Article X, "Damages" shall mean, collectively, any and all claims, damages, settlement amounts, penalties, Liabilities or losses, whatsoever (other than punitive or exemplary damages, unless punitive or exemplary damages are sought, awarded or otherwise imposed in any Third Party Claim), together with out-of-pocket costs and expenses, including reasonable fees and disbursements of counsel, accountants, consultants or experts and expenses of investigation suffered or incurred by a party entitled to indemnification hereunder relating to or arising out of a matter giving rise to a claim for indemnification hereunder, such amounts to be (i) determined net of
(x) the insurance proceeds which the indemnified party actually receives in respect of such matter and (y) indemnity payments which the indemnified party actually receives from parties other than the indemnifying party hereunder in respect of such matter, and (ii) decreased by any Tax Benefit (or decreased by any reduction in any Tax) actually realized by the indemnified party that would not have been realized but for such Damages or the payment of any indemnity in respect thereof. For purposes of this paragraph, the indemnified party will be deemed to recognize a Tax Benefit with respect to a taxable year if, and to the extent that, the indemnified party's cumulative liability for Taxes through the end of such taxable year, calculated by excluding any Tax items attributable to the Damages and the receipt of indemnity payments therefor from all taxable years, exceeds the indemnified party's actual cumulative tax liability for Taxes through the end of such taxable year, calculated by taking into account any Tax items attributable to the Damages and the receipt of indemnity payments therefor for all taxable years (to the extent permitted by relevant Tax law and treating such Tax items as the last items taken into account for any taxable year). When, as, and if the indemnified party recognizes any Tax Benefit attributable to Damages after the making of indemnification payments therefor, and to the extent such Tax Benefit has not reduced the amount of such indemnification payments, the indemnified party will promptly after recognition thereof pay in cash the amount of such recognized Tax Benefit to an account specified by the indemnifying party.

     Section 10.5 Notice.

               10.5.1 If any matter shall arise which may involve or give rise to a claim by THEC or KeySpan against THX under the provisions of
          Section 10.2 or by THX against THEC or KeySpan under the provisions of
          Section 10.3 (an "Indemnity Claim"), THEC (on behalf of itself or KeySpan or both) or THX, as the case may be, shall give prompt written notice (a "Notice of Claim") of such Indemnity Claim, a description in reasonable detail of the factual basis thereof (to the extent such information is available), and the amount of indemnity sought (if then known or reasonably determinable) to THX (if a claim by THEC or KeySpan) or to THEC (if a claim by THX); provided, that the failure to give timely notice will not relieve THX (if a claim by THEC or KeySpan) or THEC and KeySpan (if a claim by THX) from the obligation to indemnify against such claim except to the extent that THX (if a claim by THEC or KeySpan) or THEC (if a claim by THX) establishes by competent evidence that it is materially prejudiced thereby.

               10.5.2 THX shall have 45 days after receipt of a Notice of Claim to notify THEC in writing that THX disputes the applicable Indemnity Claim, in whole or in part. If THX within 45 days after receipt of a

          Notice of Claim notifies THEC in writing that THX disputes the applicable Indemnity Claim, in whole or in part, then the provisions of Section 10.5.4 shall apply. If a Notice of Claim is made by THEC under Section 10.5.1 hereof and if it is agreed or determined (pursuant to Section 10.5.4 or by a court of competent jurisdiction) that THX is obligated to indemnify THEC or KeySpan, or THX fails to notify THEC and KeySpan within 45 days after receipt of a Notice of Claim that it disputes the applicable Indemnity Claim, such indemnification shall be paid promptly by wire transfer of immediately available funds to an account designated by THEC.

               10.5.3 THEC shall have 45 days after receipt of a Notice of Claim to notify THX in writing that THEC or KeySpan disputes the applicable Indemnity Claim, in whole or in part. If THEC within 45 days after receipt of a Notice of Claim notifies THX in writing that THEC or KeySpan disputes the applicable Indemnity Claim, in whole or in part, then the provisions of Section 10.5.4 shall apply. If a Notice of Claim is made by THX under Section 10.5.1 hereof and if it is agreed or determined (pursuant to Section 10.5.4 or by a court of competent jurisdiction) that THEC or KeySpan is obligated to indemnify THX or THEC fails to notify THX within 45 days after receipt of a Notice Claim that it disputes the applicable Indemnity Claim, such indemnification shall be paid promptly by wire transfer of immediately available funds to an account designated by THX.

               10.5.4 In the event that the indemnifying party disputes the existence and/or amount of a claim for indemnification set forth in a Notice of Claim, it will be entitled to deliver a notice to the indemnified party disputing its validity or the amount thereof (the "Claim Dispute Notice"). The Claim Dispute Notice will be given within 45 days of receipt of the Notice of Claim to which the Claim Dispute Notice relates. Upon receiving such Claim Dispute Notice, the indemnified party shall provide the indemnifying party with access to such books and records as may be reasonably requested by the indemnifying party for purposes of verifying such claim. Senior management of each of the indemnified party and the indemnifying party shall in good faith meet promptly after such review so as to come to a settlement of the matter. In the event a settlement is not achieved within 30 days after the date of the Claim Dispute Notice, the indemnified party may pursue whatever legal remedies may be available under this Agreement.

     Section 10.6 Third Party Claim.

               10.6.1 If an Indemnity Claim by THEC or KeySpan involves any Action brought or made by any third party (a "Third Party Claim"), then if THX acknowledges in writing its obligation to indemnify THEC or KeySpan in respect of such Third Party Claim, THX may elect (by written notice to THEC delivered within thirty (30) days of notice by THEC to THX pursuant to Section 10.5.1) to assume at its expense the defense of such Third Party Claim using counsel reasonably acceptable to THEC. If THX does not so elect to assume such defense, then such Third Party Claim shall be defended by THEC or KeySpan in such manner as it reasonably deems appropriate (and the costs, fees and expenses of THEC for such defense shall constitute Damages), including entering a reasonable settlement thereof in which event the settlement plus
          THEC's or KeySpan's (as applicable) costs, fees and expenses with respect thereto shall be the Damage; provided that THEC shall not enter into any settlement of such Third Party Claim without the prior written consent of THX, which consent shall not be unreasonably withheld, unless THX and its Affiliates have no liability therefor, are not required to admit any liability and will not be bound by any restrictions or limitations on its or their conduct thereafter, and no negative precedent for future claims, actions or litigation against THX and its Affiliates will be established, in which case no consent shall be required. If the defense of a Third Party Claim has been assumed by THX, THX shall cooperate with THEC or KeySpan in connection with such defense and shall permit THEC or KeySpan to participate therein; provided, that THX shall not be liable to THEC or KeySpan under the provisions hereof for any legal or other expenses incurred by THEC or KeySpan (as applicable) in connection with THEC's or KeySpan's (as applicable) participation in the defense of such Third Party Claim after THX has elected to assume the defense thereof so long as THX is diligently contesting such Third Party Claim in good faith, unless THEC or KeySpan is advised by outside counsel that an actual or potential conflict of interest exists between THEC or KeySpan (as applicable) and THX or that there are different or additional defenses available to THEC or KeySpan, as the case may be, that are not available to THX, in which case THEC may engage separate counsel (the fees and costs of which shall be borne by THX). THX may not enter into any settlement of a Third Party Claim without the prior written consent of THEC or KeySpan (as applicable), which will not be unreasonably withheld, unless KeySpan and THEC and their respective Affiliates have no liability therefor, are not required to admit any liability and will not be bound by any restrictions or limitations on its or their conduct thereafter, and no negative precedent for future claims, actions or litigation against KeySpan and THEC and their respective Affiliates will be established, in which case no consent shall be required.

               10.6.2 If THX's Indemnity Claim involves a Third Party Claim, then if THEC or KeySpan acknowledges in writing its obligation to indemnify THX in respect of such Third Party Claim, THEC or KeySpan may elect (by written notice to THX delivered within thirty (30) days of notice by THX to THEC pursuant to Section 10.5.1) to assume at its expense the defense of such Third Party Claim using counsel reasonably acceptable to THX. If THEC or KeySpan does not so elect to assume such defense, then such Third Party Claim shall be defended by THX in such manner as it reasonably deems appropriate (and the costs, fees and expenses of THX for such defense shall constitute Damages), including entering a reasonable settlement thereof in which event the settlement plus THX's costs, fees and expenses with respect thereto shall be the Damage; provided that THX shall not enter into any settlement of such Third Party Claim without the prior written consent of THEC, which consent shall not be unreasonably withheld, unless THEC, KeySpan and their respective Affiliates have no liability therefor, are not required to admit any liability and will not be bound by any restrictions or limitations on its or their conduct thereafter, and no negative precedent for future claims, actions or litigation against THEC, KeySpan and their respective Affiliates will be established, in which case no consent shall be required. If the Third Party Claim has been assumed by THEC or KeySpan, THEC or KeySpan (as applicable) shall cooperate with THX in connection with such defense and shall permit THX to participate therein; provided, that THEC or KeySpan (as applicable) shall not be liable to THX under the provisions hereof for any legal or other expenses incurred by THX in connection with THX's participation in the defense of such Third Party Claim after THEC or KeySpan (as applicable) has elected to assume the defense thereof so long as THEC or KeySpan (as applicable) is diligently contesting such

          Third Party Claim in good faith, unless THX is advised by outside counsel that an actual or potential conflict of interest exists between THX and THEC or KeySpan (as applicable) or that there are different or additional defenses available to THX that are not available to THEC or KeySpan (as applicable), in which case THX may engage separate counsel (the fees and costs of which shall be borne by THEC or KeySpan). THEC or KeySpan may not enter into any settlement of a Third Party Claim without the prior written consent of THX, which will not be unreasonably withheld, unless THX and its Affiliates have no liability therefor, are not required to admit any liability and will not be bound by any restrictions or limitations on its or their conduct thereafter, and no negative precedent for future claims, actions or litigation against THX and its Affiliates will be established, in which case no consent shall be required.

     Section 10.7 Exclusivity. Following the Closing, except in the case of common law fraud or with respect to matters for which the remedy of specific performance, injunctive relief or other non-monetary equitable remedies are available, the sole and exclusive remedy of the parties with respect to any and all claims arising from any breach of the representations or warranties herein or in any certificate or other document delivered hereunder or nonperformance of any covenants and agreements herein or in any certificate or other document delivered hereunder shall be pursuant to the indemnification provisions set forth in this Article X; provided that all matters relating to Taxes shall be addressed in and governed by the Tax Matters Agreement.

                                   Article XI.
                                  MISCELLANEOUS

     Section 11.1 Notices. All notices or other communications required or permitted hereunder shall be in writing and shall be delivered personally, by facsimile (with confirming copy sent by one of the other delivery methods specified herein), by overnight courier or sent by certified, registered or express air mail, postage prepaid, and shall be deemed given when so delivered personally, or when so received by facsimile or courier, or, if mailed, three calendar days after the date of mailing, as follows:

If to THX:                    The Houston Exploration Company
                              1100 Louisiana, Suite 2000
                              Houston, Texas  77002
                              Facsimile: (713) 830-6885
                              Attention: John H. Karnes

and with a copy to            King & Spalding LLP
(which shall not constitute   1100 Louisiana, Suite 4000
notice to):                   Houston, Texas  77002
                              Facsimile: (713) 751-3290
                              Attention: Christine B. LaFollette

If to THEC:                   THEC Holdings Corp.
                              c/o KeySpan Energy Corporation
                              One Metrotech Center
                              Brooklyn, New York  11201-3850
                              Facsimile: (718) 403-3394
                              Attention: Saiyed Zain Mirza

and with a copy to            Simpson Thacher & Bartlett LLP
(which shall not constitute   425 Lexington Avenue
notice to):                   New York, New York 10017
                              Facsimile: (212) 455-2502
                              Attention: William R. Dougherty

If to KeySpan:                KeySpan Corporation
                              One Metrotech Center
                              Brooklyn, New York  11201-3850
                              Facsimile: (718) 403-2161
                              Attention: Steven L. Zelkowitz

and with a copy to            KeySpan Corporation
(which shall not constitute   Office of the General Counsel
notice to):                   One Metrotech Center
                              Brooklyn, New York  11201-3850
                              Facsimile: (718) 403-2809
                              Attention: John J. Bishar, Jr.

and with a copy to            Simpson Thacher & Bartlett LLP
(which shall not constitute   425 Lexington Avenue
notice to):                   New York, New York 10017
                              Facsimile: (212) 455-2502
                              Attention: William R. Dougherty

or to such other address and with such other copies as any party hereto shall notify the other parties hereto (as provided above) from time to time.

     Section 11.2 Governing Law; Consent to Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, without reference to the choice of law principles thereof. Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the courts of the State of Delaware and the United States District Court for any district within such state for the purpose of any Action or judgment relating to or arising out of this Agreement or any of the transactions contemplated hereby and to the laying of venue in such court. Service of process in connection with any such Action may be served on each party hereto by the same methods as are specified for the giving of notices under this Agreement. Each party hereto irrevocably and unconditionally waives and agrees not to plead or claim any objection to the laying of venue of any such Action brought in such courts and irrevocably and unconditionally waives any claim that any such Action brought in any such court has been brought in an inconvenient forum.

     Section 11.3 Waiver of Jury Trial. Each party hereto acknowledges and agrees that any controversy which may arise under this Agreement, the Tax
Matters Agreement or any other Ancillary Agreement is likely to involve complicated and difficult issues and, therefore, each such party hereby irrevocably and unconditionally waives to the fullest extent permitted by applicable Law, any right such party may have to a trial by jury in respect to any Action directly or indirectly arising out of, under or in connection with or relating to this Agreement, the Tax Matters Agreement or any other Ancillary Agreement or the transactions contemplated by this Agreement, the Tax Matters Agreement or any other Ancillary Agreement. Each party hereto certifies and acknowledges that (a) no representative, agent or attorney of any other party hereto has represented, expressly or otherwise, that such other party would not, in the event of such Action, seek to enforce the foregoing waiver, (b) each such party understands and has considered the implications of this waiver, (c) each such party makes this waiver voluntarily and (d) each such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 11.3.

     Section 11.4 Assignment; Successors and Assigns; No Third Party Rights. This Agreement and the Ancillary Agreements may not be assigned by any party hereto without the prior written consent of the other parties hereto, and any attempted assignment shall be null and void. This Agreement and the Ancillary Agreements shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns. Except as provided in Sections 10.2 or 10.3, this Agreement shall be for the sole benefit of the parties hereto, and their respective successors and permitted assigns and is not intended (expressly or otherwise), nor shall be construed, to give any Person, other than the parties hereto and their respective successors and permitted assigns any legal or equitable right, benefit, remedy or claim hereunder. Nothing in this Agreement shall prevent any party and its successors and permitted assigns from consolidating with or merging with or into, or transferring, in one transaction or a series of related transactions, substantially all of its assets to, any Person or Persons; provided, however, that the purchaser of substantially all of the assets of the party or its successor or permitted assign shall agree with the other party to be bound by all of the transferring party's obligations hereunder; provided, further that THEC may assign its rights under Section 6.9 to any Affiliate of KeySpan who holds THX Shares at such time.

     Section 11.5 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument. This Agreement may be executed by facsimile signature.

     Section 11.6 Titles and Headings. The headings and table of contents in this Agreement are for reference purposes only, and shall not in any way affect the meaning or interpretation of this Agreement.

     Section 11.7 Entire Agreement. This Agreement (including the Schedules and Exhibits attached hereto or delivered in connection herewith) and the Ancillary Agreements constitute the entire agreement among the parties hereto with respect to the matters covered hereby and thereby, and supersede all previous written, oral or implied agreements, representations and understandings among them with respect to such matters.

     Section 11.8 Amendment and Modification. This Agreement may not be amended or modified except by an instrument in writing signed by each of the parties hereto.

     Section 11.9 Publicity; Public Announcements. THX, Subsidiary, THEC and KeySpan shall consult with each other before issuing, and give each other a reasonable opportunity to review and comment upon the initial press release with respect to the transactions contemplated hereby.

     Section 11.10 Waiver. Any of the terms or conditions of this Agreement may be waived at any time by the party or parties hereto entitled to the benefit thereof, but only by a writing signed by the party or parties waiving such terms or conditions. No such waiver shall be operative as a waiver of any other subsequent requirement of this Agreement. The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

     Section 11.11 Severability. If any term, provisions, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

     Section 11.12 No Strict Construction. THEC, KeySpan, Seneca-Upshur and THX each acknowledge that this Agreement has been prepared jointly by the parties hereto and shall not be strictly construed against any party hereto.

     Section 11.13 Knowledge. To the extent that any representation is made to "THX's knowledge" (or similar words), such knowledge shall refer to the actual knowledge, after due inquiry, of the individuals listed in Section 11.13 of THX's Disclosure Schedule. To the extent that any representation is made to "THEC's knowledge" or "KeySpan's knowledge" (or similar words), such knowledge shall refer to the actual knowledge, after due inquiry, of the individuals listed in Section 11.13 of THEC's Disclosure Schedule.

     Section 11.14 Affiliate Status. To the extent that a party hereto is required hereunder to take certain action with respect to entities designated herein as such party's Affiliates, such obligation shall apply to such entities only during such period of time that such entities are Affiliates of such party.

     Section 11.15 No Third Party Beneficiaries This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement.

     Section 11.16 Specific Performance. The parties agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that the parties shall be entitled to specific performance of the terms hereof or injunctive relief, in addition to any other remedy at law or equity.

     Section 11.17 Expenses. Each party shall be responsible for its own expenses incurred in connection with this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.



                                     THE HOUSTON EXPLORATION COMPANY


                                     By: /s/ John H. Karnes
                                         --------------------------------------
                                         Name:     John H. Karnes
                                         Title:    Senior Vice President and
                                                   Chief Financial Officer



                                     SENECA-UPSHUR PETROLEUM, INC.


                                     By: /s/ James F. Westmoreland
                                         --------------------------------------
                                         Name:     James F. Westmoreland
                                         Title:    Vice President



                                     THEC HOLDINGS CORP.


                                     By: /s/ Michael J. Nilsen
                                         --------------------------------------
                                         Name:     Michael J. Nilsen
                                         Title:    Vice President, Treasurer
                                                   and Comptoller



                                     KEYSPAN CORPORATION


                                     By: /s/ Michael J. Taunton
                                         --------------------------------------
                                         Name:     Michael J. Taunton
                                         Title:    Senior Vice President
                                                   and Treasurer

                                                                     Exhibit 11

               AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

     This Amended and Restated Registration Rights Agreement, dated as of June 2, 2004 (this "Agreement"), is entered into by and among The Houston Exploration Company, a Delaware corporation (the "Company"), and THEC Holdings Corp., a Delaware corporation ("THEC Holdings").

                               W I T N E S S E T H

     WHEREAS, the Company, Seneca-Upshur Petroleum, Inc. ("Seneca"), THEC Holdings and KeySpan Corporation have entered into a Distribution Agreement dated as of June 2, 2004 where THEC Holdings will exchange up to 10,800,000 shares of Common Stock for all of the outstanding common stock of Seneca (the "Distribution");

     WHEREAS, the Company and THEC Holdings are parties to the Registration Rights Agreement, dated as of July 2, 1996 (the "Existing Registration Rights Agreement"); and

     WHEREAS, in connection with the Distribution the parties have agreed to amend and restate the Existing Registration Rights Agreement in accordance with the terms and conditions hereinafter set forth.

     NOW, THEREFORE, the parties hereto agree that as of the date hereof the Existing Registration Rights Agreement is hereby amended and restated in its entirety as follows:

1. Certain Definitions. As used in this Agreement, the following terms shall have the meanings set forth below:

     (a) "Commercially Reasonable Efforts", when used with respect to an obligation to be performed or term or provision to be observed hereunder, means such efforts as a prudent person seeking the benefits of such performance or action would make, use, apply or exercise to preserve, protect or advance its rights or interests, provided that such efforts do not require such person to incur a material financial cost or a substantial risk of material liability unless such cost or liability (i) would customarily be incurred in the course of performance or observance of the relevant obligation, term, or provision, (ii) is caused by or results from the wrongful act or negligence of the person whose performance or observance is required hereunder or (iii) is not excessive or unreasonable in view of the rights or interests to be preserved, protected or advanced. Such efforts may include, without limitation, (A) the expenditure of such funds and retention by such person of such accountants, attorneys or other experts or advisors as may be necessary or appropriate to effect the relevant action, (B) the undertaking of any special audit or internal investigation that may be necessary or appropriate to effect the relevant action and (C) the commencement, termination or settlement of any action, suit or proceeding involving such person to the extent necessary or appropriate to effect the relevant action.

     (b) "Commission" means the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

     (c) "Company" has the meaning set forth in the initial paragraph of this Agreement

     (d) "Common Stock" means the shares of Common Stock, par value $0.01 per share, of the Company.

     (e) "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any similar successor federal statute and the rules and regulations thereunder, all as the same shall be in effect from time to time.

     (f) "Holder" means THEC Holdings and any holder of Registrable Securities to whom the registration rights conferred by this Agreement have been transferred in compliance with Section 10 hereof.

     (g) The terms "register," "registered" and "registration" refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act and applicable rules and regulations thereunder, and the declaration or ordering of the effectiveness of such registration statement.

     (h) "Registrable Securities" means (i) any shares of Common Stock held by THEC Holdings, and (ii) any Common Stock issued as a dividend or other distribution with respect to or in exchange for or in replacement of such shares, provided, however, that Registrable Securities shall not include any shares of Common Stock which have previously been registered and sold under the Securities Act, which have been sold or otherwise transferred under Rule 144 or which may be sold without restriction pursuant to Rule 144(k).

     (i) "Registration Expenses" means all expenses incurred in effecting any registration pursuant to this Agreement (excluding, for the avoidance of doubt, the Shelf Registration Statement), including, without limitation, all registration, qualification, and filing fees, printing expenses, escrow fees, fees and disbursements of counsel for the Company, blue sky fees and expenses, and expenses of any regular or special audits incident to or required by any such registration, but shall not include Selling Expenses (and shall not include the compensation of regular employees of the Company, which shall be paid in any event by the Company).

     (j) "Rule 144" means Rule 144 as promulgated by the Commission under the Securities Act, as such Rule may be amended from time to time, or any similar successor rule that may be promulgated by the Commission.

     (k) "Rule 145" means Rule 145 as promulgated by the Commission under the Securities Act, as such Rule may be amended from time to time, or any similar successor rule that may be promulgated by the Commission.

     (l) "Securities Act" means the Securities Act of 1933, as amended, or any similar successor federal statute and the rules and regulations thereunder, all as the same shall be in effect from time to time.

     (m) "Selling Expenses" means all underwriting discounts and selling commissions applicable to the sale of Registrable Securities and all fees and disbursements of counsel for any Holder.

2. Shelf Registration. The Company hereby acknowledges that the Company's Registration Statement on Form S-3 (No. 333-113659), filed with the Commission on March 16, 2004 for an offering to be made on a continuous basis pursuant to Rule 415 under the Securities Act (including any amendments and supplements or replacements as provided below, the "Shelf Registration Statement") covers all of the Registrable Securities. The Company agrees to use Commercially Reasonable Efforts to keep the Shelf Registration Statement continuously effective until the earlier of (x) the date which is 18 months from the date hereof (provided that such 18-month period shall be extended for the duration of any period during which the

     Holder's right to sell Registrable Securities thereunder has been suspended) or (y) such date as all shares of Registrable Securities held or entitled to be held upon conversion by Holder may be immediately sold under Rule 144 during any 90-day period (such period, the "Effective Period"). If the Shelf Registration Statement ceases to be effective for any reason at any time during the Effective Period (other than because of the sale of all of the securities registered thereunder), the Company shall use Commercially Reasonable Efforts to obtain the prompt withdrawal of any order suspending the effectiveness thereof or shall file with the Commission a new registration statement for an offering to be made on a continuous basis pursuant to Rule 415 under the Securities Act covering all of the shares of Registrable Securities then outstanding for the remainder of the Effective Period. Holders may only sell Registrable Securities pursuant to the Shelf Registration Statement in transactions involving not less than 500,000 shares of Common Stock (subject to adjustment for stock dividends, stock splits and the like) per transaction.

3.       Demand Registration.

          3.1 Request for Registration. (a) At any time and from time to time one or more Holders will have the right by a written request delivered to the Company, to require that the Company register all or part of the Registrable Securities, representing no less than 10% of the Company's then outstanding shares of Common Stock (a "Demand Registration"); provided that effective on the date of this Agreement and subject to the conditions set forth herein THEC Holdings (and any Holder of Registrable Securities to whom registration rights conferred by this Agreement have been transferred in compliance with Section 10 hereof) may not make more than two Demand Registrations in total. Upon receipt of notice pursuant to this Section 3.1(a), the Company will:

               (i) promptly give written notice of the proposed registration to all other Holders;

                    and

               (ii) as soon as practicable,  use Commercially Reasonable Efforts to effect such Demand Registration (including, without limitation, filing a registration statement and any appropriate pre-effective or post-effective amendments, appropriate qualifications under applicable blue sky or other state securities laws, and appropriate compliance with the Securities Act) so as to permit or facilitate the sale and distribution of all or such portion of the Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any Holder or Holders joining in such request as are specified in a written request received by the Company within 20 days after such written notice from the Company is effective.

     Each request for a Demand Registration under this Section 3 shall specify the amount of Registrable Securities proposed to be registered.

     (b) The Company shall not be obligated to effect, or to take any action to effect, any such Demand Registration pursuant to this Section 3:

          (i) in any particular jurisdiction in which the Company would be required to execute a general consent to service of process in effecting such registration, qualification, or compliance, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act;

          (ii) prior to the expiration of a period of six months after the Company has initiated any Demand Registration pursuant to this
               Section 3.1, provided that a Demand Registration initiated pursuant to this Section 3.1 and subsequently withdrawn by the Holders registering shares therein shall not be counted as a requested Demand Registration pursuant to this clause (ii) if (X) such withdrawal is based upon material adverse information relating to the Company that is not known by or available (upon request from the Company or otherwise) to the Holders initiating the Demand Registration at the time of their request for registration pursuant to this Section 3.1 or (Y) the Holders bear the Registration Expenses for such registration;

          (iii)during the period starting with the date 60 days prior to the Company's good faith estimate of the date of filing of, and ending on a date 180 days after the effective date of, a Company-initiated registration, provided that the Company is actively employing in good faith all Commercially Reasonable Efforts to cause such registration statement to become effective;

          (iv) if the Holders initiating a Demand Registration do not request that such offering be firmly underwritten by underwriters selected by a majority in interest of the Holders initiating a Demand Registration (subject to the consent of the Company, which consent will not be unreasonably withheld);

          (v) if the Company and the initiating Holders are unable to obtain the commitment of the underwriters described in clause (iv) above to firmly underwrite the offer; or

          (vi) if, within 14 days after its receipt of a written request to effect such Demand Registration, the Company causes to be delivered to the Holders initiating the Demand Registration an opinion of King & Spalding LLP or other counsel reasonably acceptable to the initiating Holders to the effect that the proposed disposition of Registrable Securities by the initiating Holders will not require registration or qualification under the Securities Act, it being specifically understood and agreed that the initiating Holders will promptly furnish to the Company and such counsel all information such counsel may reasonably request in order to enable such counsel to determine whether it would be able to render such opinion.

     3.2 Right to Defer Registration. Subject to the provisions of Section 3.1(b), the Company shall use Commercially Reasonable Efforts to file a registration statement covering the Registrable Securities so requested to be registered as soon as practicable after receipt of the request or requests of the Holders initiating the Demand Registration; provided, however, that if (i) in the good faith judgment of the Board of Directors of the Company, and in view of a material undisclosed pending transaction or event that the Board of Directors of the Company determines is reasonably likely to occur in the near term and the disclosure of which at such time the Board of Directors of Company determines would not be in the best interests of the Company, and the Board of Directors of the Company concludes, as a result, that it is in the best interests of the Company to defer the filing of such registration statement at such time, and (ii) the Company shall furnish to such Holders a certificate signed by an executive officer of the Company stating that in the good faith judgment of the Board of Directors of the Company, and in view of a material undisclosed pending transaction or event that the Board of Directors of the Company determines is reasonably likely to occur in the near term and the disclosure of which at such time would not be in the best interests of the Company, it would not be in the best interests of the Company for such registration statement to be filed at such time and that it is, therefore, consistent with the best interests of the Company to defer the filing of such registration statement, then the Company shall have the right to defer such filing for the period during which such situation exists and such disclosure would have such effect, provided that (except as provided in Section 3.1(b)(iii) above) the Company may not defer the filing for a period of more than 180 days after receipt of the request of the Holders initiating the Demand Registration, and, provided further, that the Company shall not defer its obligation in this manner more than once in any twelve-month period.

     3.3  Underwriting.  (a) The right of any Holder to registration pursuant to
          Section 3 shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting (together with the Company and other holders of securities of the Company exercising registration rights with respect to such registration) shall enter into an underwriting agreement in customary form with the representative of the underwriter or underwriters selected by a majority in interest of the Holders initiating the Demand Registration, subject to the consent of the Company, which consent shall not be unreasonably withheld.

          (b) Notwithstanding any other provision of this Section 3, if the representative of the underwriters advises the Holders initiating the Demand Registration in writing that marketing factors require a limitation on the number of shares to be underwritten, the number of shares to be included in the underwriting or registration shall be allocated as set forth in Section 11 hereof. If a person who has requested inclusion in such registration as provided above does not agree to the terms of any such underwriting, such person shall be excluded therefrom by written notice from the Company, the underwriter or the Holders initiating the Demand Registration. Any Registrable Securities or other securities excluded or withdrawn from such underwriting shall also be withdrawn from such registration. If shares are so withdrawn from the registration and if the number of shares to be included in such registration was previously reduced as a result of marketing factors pursuant to this Section 3.3, then the Company shall offer to all Holders who have retained rights to include securities in the registration the right to include additional securities in the registration in an aggregate amount equal to the number of shares so withdrawn, with such shares to be allocated among such Holders requesting additional inclusion in accordance with Section 11 hereof.

4.       Piggyback Registration.

          4.1 Notice of Registration. If the Company shall determine to register any of its securities either for its own account or the account of a security holder or holders exercising their respective demand registration rights (other than pursuant to Section 3 hereof), other than a registration relating solely to employee benefit plans, a registration relating solely to a Rule 145 transaction, or a registration on any registration form that does not permit secondary sales, the Company will:

               (a)  promptly give to each Holder written notice thereof; and

               (b) use Commercially Reasonable Efforts to include in such registration (and any related qualification under blue sky laws or other compliance), except as set forth in Section
                    4.2 below, and in any underwriting involved therein, all the Registrable Securities specified in a written request or requests, made by any Holder within 20 days after the written notice from the Company described in clause (a) above is given. Such written request may specify all or a part of a Holder's Registrable Securities.

          4.2 Right to Terminate Registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 4 prior to the effectiveness of such registration whether or not any Holder has elected to include Registrable Securities in such registration.

          4.3 Underwriting.

               (a) If the registration of which the Company gives notice is for a registered public offering involving an underwriting, the Company shall so advise the Holders as a part of the written notice given pursuant to Section 4.1 above. In such event, the right of any Holder to registration pursuant to this

                    Section 4 shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting (together with the Company and such other holders of securities of the Company exercising registration rights with respect to such registration) shall enter into an underwriting agreement in customary form with the representative of the underwriter or underwriters selected by the Company or the security holders initiating such registration, as the case may be.

               (b) Notwithstanding any other provision of this Section 4, if the representative of the underwriters advises the Company in writing that marketing factors require a limitation on the number of shares to be underwritten, the representative may (subject to the limitations set forth below) exclude all Registrable Securities from, or limit the number of Registrable Securities to be included in, the registration and underwriting. The Company shall so advise all holders of securities requesting registration, and the amount of securities that are entitled to be included in the registration and underwriting shall be allocated first to the Company for securities being sold for its own account and thereafter as set forth in Section 11 hereof. If any person does not agree to the terms of any such underwriting, such person shall be excluded therefrom by written notice from the Company or the underwriter. Any Registrable Securities or other securities excluded or withdrawn from such underwriting shall be withdrawn from such registration.

5. Expenses of Registration. All Registration Expenses in any registration, qualification or compliance pursuant to Section 3 shall be borne by the holders of the securities so registered pro rata on the basis of the number of shares of securities so registered on their behalf. All Registration Expenses in any registration, qualification or compliance pursuant to
     Section 4 shall be borne by the Company. All Selling Expenses relating to securities so registered shall be borne by the holders of such securities pro rata on the basis of the number of shares of securities so registered on their behalf.

6. Registration Procedures. In the case of the Shelf Registration and each registration effected by the Company pursuant to this Agreement, the Company will keep each Holder advised in writing as to the initiation of each registration and as to the completion thereof. At its expense (except, as otherwise provided herein), the Company will use Commercially Reasonable Efforts to:

     (a) except in the case with the Shelf Registration Statement (the duration of effectiveness of which shall be governed by Section 2), keep such registration effective for a period of 120 days or until the Holder or Holders have completed the distribution described in the registration statement relating thereto, whichever first occurs; provided, however, that such 120-day period shall be extended for a period of time equal to the period after the effectiveness of such registration that the
          Holder refrains from selling any securities included in such registration at the request of an underwriter of Common Stock (or other securities) of the Company;

     (b) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement;

     (c) furnish such number of prospectuses and other documents incident thereto, including any amendment of or supplement to the prospectus, as a Holder from time to time may reasonably request;

     (d) notify each seller of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances then existing, not misleading, and at the request of any such seller, prepare and furnish to such seller a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such shares, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances then existing, not misleading;

     (e) cause all such Registrable Securities registered pursuant hereunder to be listed on each securities exchange on which similar securities issued by the Company are then listed;

     (f) provide a transfer agent and registrar for all Registrable Securities registered pursuant to such registration statement and a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration;

     (g) comply with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve months, but not more than eighteen months, beginning with the first month after the effective date of the Registration Statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act; and

     (h) in connection with any underwritten offering pursuant to the Shelf Registration Statement or a registration statement filed pursuant to
          Section 3 hereof, (i) make available for reasonable inspection during normal business hours by a representative of the Holders holding Registrable Securities being sold, any underwriter participating in any disposition of Registrable Securities, and any attorney or accountant retained by such selling Holders or underwriter, all relevant financial information and records and pertinent corporate documents of the Company in connection with such registration statement, and cause the officers, directors and employees of the Company to supply all information reasonably requested by any such representative, underwriter, attorney or accountant in connection with such registration statement and (ii) cause appropriate members of management, including, without limitation, the Company's Chief Executive Officer, to cooperate and participate on a reasonable basis in the underwriters' "road show" conferences related to such offering, provided that, (x) any records, information or document that are designated by the Company as confidential shall be kept confidential by such person unless disclosure of such records, information or documents is required by court or administrative order, and (y) the Holders shall reimburse the Company for their proportionate share (based on the number of shares of Common Stock being sold in such transaction) of the Company's reasonable out-of-pocket expenses incurred in connection with the actions referred to in this clause
          (h).

In connection with any underwritten offering pursuant to the Shelf Registration Statement or a registration statement filed pursuant to Section 3 hereof, the Company will enter into an underwriting agreement reasonably necessary to effect the offer and sale of Common Stock, provided such underwriting agreement contains customary underwriting provisions.

7.       Indemnification.

          (a) The Company will indemnify each Holder, each of its officers, directors and partners, legal counsel, and accountants and each person controlling such Holder within the meaning of Section 15 of the Securities Act, if Registrable Securities of such Holder are included in the securities with respect to which registration, qualification, or compliance has been effected pursuant to this Agreement or under the Shelf Registration Statement, and each underwriter, if any, and each person who controls within the meaning of Section 15 of the Securities Act any underwriter, against all expenses, claims, losses, damages, and liabilities (or actions, proceedings, or settlements in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any prospectus, offering circular, the Shelf Registration Statement or other document (including any related registration statement, notification, or the like) incident to any such registration, qualification, or compliance, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by the Company of the Securities Act or any rule or regulation thereunder applicable to the Company and relating to action or inaction required by the Company in connection with any such registration, qualification, or compliance, and will reimburse each such Holder, each of its officers, directors, partners, legal counsel, and accountants and each person controlling such Holder, each such underwriter, and each person who controls any such underwriter, for any legal and any other expenses reasonably incurred in connection with investigating and defending or settling any such claim, loss, damage, liability, or action, provided that the Company will not be liable in any such case to the extent that any such claim, loss, damage, liability, or expense arises out of or is based on any untrue statement or omission based upon written information furnished to the Company by such Holder or underwriter and stated to be specifically for use therein. It is agreed that the indemnity agreement contained in this Section 7(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability, or action if such settlement is effected without the consent of the Company (which consent has not been unreasonably withheld).

          (b) Each Holder (an "Indemnifying Holder") will, if Registrable Securities held by the Indemnifying Holder are included in the securities as to which such registration, qualification, or compliance is being effected, indemnify the Company, each of its directors, officers, partners, legal counsel, and accountants and each underwriter, if any, of the Company's securities covered by such a registration statement, each person who controls the Company or such underwriter within the meaning of Section 15 of the Securities Act, each other such Holder (an "Indemnified Holder"), and each of their officers, directors, and partners, and each person controlling such Indemnified Holder, against all claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any such registration statement, prospectus, offering circular, or other document, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Company and such Indemnified Holders, directors, officers, partners, legal counsel, and accountants, persons, underwriters, or control persons for any legal or any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability, or action, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such registration statement, prospectus, offering circular, or other document in reliance upon and in conformity with written information furnished to the Company by the Indemnifying Holder and stated to be specifically for use therein; provided, however, that the obligations of the Indemnifying Holder hereunder shall not apply to amounts paid in settlement of any such claims, losses, damages, or liabilities (or actions in respect thereof) if such settlement is effected without the consent of such Holder (which consent shall not be unreasonably withheld); and provided further that the liability of an Indemnifying Holder pursuant to this Section 7(b) in connection with a registration shall be limited to the net proceeds from the sale of the Registrable Securities of such Indemnifying Holder pursuant to such registration.

          (c) Each party entitled to indemnification under this Section 7 (the "Indemnified Party") shall give notice to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and, except as provided in the following sentence, shall permit the Indemnifying Party to assume the defense of such claim or any litigation resulting therefrom; provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or any litigation resulting therefrom, shall be approved by the Indemnified Party (whose approval shall not unreasonably be withheld); provided further that the Indemnified Party may participate in such defense at its own expense; and provided further that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Agreement, to the extent such failure is not materially prejudicial. After the Indemnifying Party assumes the defense of such claim or litigation, the Indemnifying Party shall not be liable to the Indemnified Party under this Section 7 for any legal or other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof, other than reasonable costs of investigation, unless the named parties to any such proceeding (including any impleaded parties) include both the Indemnified Party and the Indemnifying Party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation. Each Indemnified Party shall furnish such information regarding itself or the claim in question as an Indemnifying Party may reasonably request in writing and as shall be reasonably required in connection with defense of such claim and litigation resulting therefrom.

          (d) If the indemnification provided for in this Section 7 is held by a court of competent jurisdiction to be unavailable to an
               Indemnified Party with respect to any loss, liability, claim, damage, or expense referred to therein, then the Indemnifying Party, in lieu of indemnifying such Indemnified Party hereunder, shall contribute to the amount paid or payable by such Indemnified Party as a result of such loss, liability, claim, damage, or expense in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and of the Indemnified Party on the other in connection with the statements or omissions that resulted in such loss, liability, claim, damage, or expense as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and of the Indemnified Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the Indemnifying Party or by the Indemnified Party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission.

          (e) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

8. Information by Holder. Each Holder of Registrable Securities shall furnish to the Company such information regarding such Holder and the distribution proposed by such Holder as the Company may reasonably request in writing and as shall be reasonably required in connection with any registration, qualification, or compliance referred to in this Agreement.

9. Rule 144 Reporting. With a view to making available the benefits of certain rules and regulations of the Commission that may permit the sale of the Restricted Securities to the public without registration, the Company agrees to use its Commercially Reasonable Efforts to:

          (a) make and keep public information regarding the Company available as those terms are understood and defined in Rule 144 under the Securities Act, at all times from and after 90 days following the effective date of the first registration under the Securities Act filed by the Company for an offering of its securities to the general public;

          (b) file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act at any time after it has become subject to such reporting requirements; and

          (c) so long as a Holder owns any restricted Registrable Securities, furnish to the Holder forthwith upon written request a written statement by the Company as to its compliance with the reporting requirements of Rule 144 (at any time from and after 90 days following the effective date of the first registration statement filed by the Company for an offering of its securities to the general public), and of the Securities Act and the Exchange Act (at any time after it has become subject to such reporting requirements), a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed as a Holder may reasonably request in availing itself of any rule or regulation of the Commission allowing a Holder to sell any such securities without registration.

10. Transfer or Assignment of Registration Rights. The rights to cause the Company to register securities granted to THEC Holdings by the Company under this Agreement may be transferred or assigned by THEC Holdings only to a transferee or assignee of Registrable Securities representing no less than 10% of the Company's then outstanding shares of Common Stock. Any transfer or assignment of the registration rights granted under this Agreement shall be conditioned upon (i) the Company's being given written notice at the time of or within a reasonable time after said transfer or assignment, stating the name and address of the transferee or assignee and identifying the securities with respect to which such registration rights are being transferred or assigned and (ii) the assumption in writing by the transferee or assignee of the obligations of a Holder under this Agreement.

11. Allocation of Registration Opportunities. In any circumstance in which all of the Registrable Securities requested to be included in a registration on behalf of the Holders cannot be so included as a result of limitations of the aggregate number of shares of Registrable Securities that may be so included, the number of shares of Registrable Securities that may be so included shall be allocated among the Holders requesting inclusion of shares pro rata on the basis of the number of shares of Registrable Securities held by such Holders. The Company shall not limit the number of Registrable Securities to be included in a registration pursuant to this Agreement in order to include shares held by stockholders with no registration rights or, with respect to registrations under Section 3 hereof, in order to include in such registration securities registered for the Company's own account or securities other than Registrable Securities.

12. Delay of Registration. No Holder shall have any right to take any action to restrain, enjoin, or otherwise delay any registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Agreement.

13. Termination of Registration Rights. The right of any Holder to request registration or inclusion in any registration pursuant to Section 3 or 4 hereof shall terminate on such date as all shares of Registrable Securities held or entitled to be held upon conversion by such Holder may immediately be sold under Rule 144(k) without restriction during any 90-day period.

14.      Miscellaneous.

          14.1 Governing Law. This Agreement shall be governed in all respects by the internal laws of the State of Delaware, without reference to the conflicts of law principles thereof.

          14.2 Successors and Assigns. Except as otherwise provided herein, this Agreement shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto.

          14.3 Entire Agreement. This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof.

          14.4 Notices, etc. All notices and other communications required or permitted hereunder shall be in writing and shall be mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger, including Federal Express or similar courier services, addressed (a) if to a Holder, to such Holder c/o THEC Holdings at One Metrotech Center, Brooklyn, New York 11201-3850, Attn: President, or at such other address as such Holder shall have furnished to the Company in writing, or
               (b) if to the Company, to 1100 Louisiana Street, Suite 2000, Houston, Texas 77002, Attn: President, or at such other address as the Company shall have furnished to the Holders. Each such notice or other communication shall for all purposes of this Agreement be treated as effective or having been given when delivered if delivered personally, or, if sent by mail or courier, at the earlier of its receipt or 48 hours after the same has been deposited in a regularly maintained receptacle for the deposit of the United States mail, addressed and mailed as aforesaid.

          14.5 Counterparts. This Agreement may be executed in any number of counterparts, each of which may be executed by less than all of the Holders, each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one instrument.

          14.6 Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect such provision in any other jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provisions had never been contained herein.

          14.7 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

          14.8 Amendment. Except as expressly provided herein, this Agreement may be amended only upon the written consent of the Company and the Holders of at least seventy-five percent (75%) of the Registrable Securities then subject to this Agreement.

     IN WITNESS WHEREOF, this Agreement has been executed effective as of the date first set forth above.

                      Company:

                      THE HOUSTON EXPLORATION COMPANY


                       By: /s/ John H. Karnes
                          -------------------------------------------------
                       Name: John H. Karnes
                       Title:  Senior Vice President and Chief Financial Officer


                       THEC Holdings:

                       THEC HOLDINGS CORP.


                       By: /s/ Michael J. Nilsen
                          --------------------------------------------------
                       Name: Michael J. Nilsen
                       Title:  Vice President, Treasurer and Comptoller